Exhibit 99.1

FARMMI, INC.

Room 1803, 18F, DIKAI Ginza, 29 Jiefang East Road, Jianggan District

Hangzhou City, Zhejiang Province 310016

PEOPLE’S REPUBLIC OF CHINA

PROXY STATEMENT AND NOTICE OF

2021 ANNUAL MEETING OF SHAREHOLDERS

To the shareholders of Farmmi, Inc.	June 8, 2021 Hangzhou, China

To our shareholders:

It is my pleasure to invite you to our 2021 Annual Meeting of Shareholders on July 15, 2021, at 10:00 A.M., local time (10:00 P.M. ET on July 14, 2021). The meeting will be held at Room 1803, 18F, Dikai Ginza, 29 Jiefang East Road, Jianggan District, Hangzhou City, Zhejiang Province 310016, People’s Republic of China.

The matters to be acted upon at the meeting are described in the Notice of 2021 Annual Meeting of Shareholders and Proxy Statement. At the meeting, we will also respond to shareholder questions.

YOUR VOTE IS VERY IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING OF SHAREHOLDERS, WE URGE YOU TO VOTE AND SUBMIT YOUR PROXY BY THE INTERNET, EMAIL, MAIL OR BY FAX. IF YOU ARE A REGISTERED SHAREHOLDER AND ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE YOUR SHARES IN PERSON. IF YOU HOLD YOUR SHARES THROUGH A BANK OR BROKER AND WANT TO VOTE YOUR SHARES IN PERSON AT THE MEETING, PLEASE CONTACT YOUR BANK OR BROKER TO OBTAIN A LEGAL PROXY. THANK YOU FOR YOUR SUPPORT.

By order of the Board of Directors,

/s/ Yefang Zhang
Yefang Zhang
Chairwoman

NOTICE OF 2021 ANNUAL MEETING OF SHAREHOLDERS

FARMMI, INC.

TIME AND DATE:	10:00 A.M., Beijing Time, on July 15, 2021 (10:00 P.M., Eastern Time, on July 14, 2021)

PLACE:	Room 1803, 18F, Dikai Ginza, 29 Jiefang East Road, Jianggan District, Hangzhou City, Zhejiang Province 310016, People’s Republic of China

ITEMS OF BUSINESS:

(1)	To elect five members of the Board of Directors to serve a term expiring at the Annual Meeting of Shareholders in 2022 or until their successors are duly elected and qualified;

(2)	To ratify the appointment of YCM CPA Inc. as the Company’s independent registered public accounting firm for the fiscal year ending September 30, 2021;

(3)	To approve an ordinary resolution that the authorized share capital of the Company be increased from US$200,000 divided into 200,000,000 ordinary shares of US$0.001 par value each (the “Ordinary Shares”), to US$600,000 divided into 600,000,000 Ordinary Shares of US$0.001 par value each (the “Amendment to the Authorized Share Capital”);

(4)	To approve a special resolution that the Second Amended and Restated Memorandum and Articles of Association (the “Second M&AA”) annexed hereto as Annex A which incorporate amendments including but not limited to Amendment to the Authorized Share Capital, be and hereby are, approved and adopted with immediate effect in substitution for the First Amended and Restated Memorandum and Articles of Association of the Company (the “First M&AA”);

(5)	To approve an ordinary resolution that the 2021 Share Incentive Plan (the “2021 Plan”) annexed hereto as Annex B is hereby approved and adopted; and

(6)	To transact any other business properly coming before the meeting or any adjournment thereof.

WHO MAY VOTE:

You may vote if you were a shareholder of record on June 7, 2021.

ANNUAL REPORT:

A copy of our 2020 Annual Report on Form 20-F is enclosed.

By order of the Board of Directors,

/s/ Yefang Zhang
Yefang Zhang
Chairwoman

IMPORTANT NOTICE REGARDING INTERNET AVAILABILITY OF PROXY MATERIALS

This proxy statement and the 2020 Annual Report to shareholders are available at http://ir.farmmi.com.cn/.

ABOUT THE 2021 ANNUAL MEETING OF SHAREHOLDERS

What am I voting on?

You will be voting on the following:

(1)	To elect five members of the Board of Directors to serve a term expiring at the Annual Meeting of Shareholders in 2022 or until their successors are duly elected and qualified;

(2)	To ratify the appointment of YCM CPA Inc. as the Company’s independent registered public accounting firm for the fiscal year ending September 30, 2021;

(3)	To approve an ordinary resolution that the authorized share capital of the Company be increased from US$200,000 divided into 200,000,000 ordinary shares of US$0.001 par value each (the “Ordinary Shares”), to US$600,000 divided into 600,000,000 Ordinary Shares of US$0.001 par value each (the “Amendment to the Authorized Share Capital”);

(4)	To approve a special resolution that the Second Amended and Restated Memorandum and Articles of Association (the “Second M&AA”) annexed hereto as Annex A which incorporate amendments including but not limited to Amendment to the Authorized Share Capital, be and hereby are, approved and adopted with immediate effect in substitution for the First Amended and Restated Memorandum and Articles of Association of the Company (the “First M&AA”);

(5)	To approve an ordinary resolution that the 2021 Share Incentive Plan (the “2021 Plan”) annexed hereto as Annex B is hereby approved and adopted; and

(6)	To transact any other business properly coming before the meeting or any adjournment thereof.

Who is entitled to vote?

You may vote if you owned Ordinary Shares of the Company as of the close of business on June 7, 2021. Each Ordinary Share is entitled to one vote. As of June 7, 2021, we had 200,000,000 Ordinary Shares authorized and 189,554,189 Ordinary Shares issued and outstanding.

How do I vote before the meeting?

If you are a registered shareholder, meaning that you hold your shares in certificate form, you have four voting options:

(1)	By Internet, which we encourage if you have Internet access, at www.transhare.com;

(2)	By email, by emailing your signed proxy card to Anna Kotlova at akotlova@bizsolaconsulting.com;
(3)	By mail, by completing, signing and returning the enclosed proxy card; or
(4)	By fax, by faxing your signed proxy card to 1.727. 269.5616.

    If you hold your shares through an account with a bank or broker, your ability to vote by the Internet depends on their voting procedures. Please follow the directions that your bank or broker provides.

May I vote at the meeting?

If you are a shareholder of record, you may vote in person at the meeting. If you hold your shares through an account with a bank or broker, please follow the directions provided to you by your bank or broker. If you wish to vote in person at the meeting, please contact your bank or broker to learn the procedures necessary to allow you to vote your shares in person. Even if you plan to attend the meeting, we encourage you to vote your shares by proxy. You may vote by proxy through the Internet, by email, by mail or by fax.

Can I change my mind after I return my proxy?

You may change your vote at any time before the polls close at the conclusion of voting at the meeting. You may do this by (1) signing another proxy card with a later date and returning it to us by mail before the meeting, (2) voting again over the Internet prior to the time of the meeting, (3) voting again by email or fax prior to the time of the meeting, or (4) voting at the meeting if you are a registered shareholder or have followed the necessary procedures required by your bank or broker.

What if I return my proxy card but do not provide voting instructions?

Proxies that are signed and returned but do not contain instructions will be voted in favor of Proposals 1, 2, 3, 4, 5 and 6 and in accordance with the best judgment of the named proxies on any other matters properly brought before the meeting.

What does it mean if I receive more than one proxy card or instruction form?

It indicates that your Ordinary Shares are registered differently and are in more than one account. To ensure that all shares are voted, please either vote each account on the Internet, by email or by fax, or sign and return all proxy cards. We encourage you to register all your accounts in the same name and address. Those holding shares through a bank or broker should contact your bank or broker and request consolidation.

Will my shares be voted if I do not provide my proxy or instruction form?

If you are a registered shareholder and do not provide a proxy, you must attend the meeting in order to vote your shares. If you hold shares through an account with a bank or broker, your shares may be voted even if you do not provide voting instructions on your instruction form. Brokerage firms have the authority to vote shares for which their customers do not provide voting instructions on certain routine matters. The ratification of YCM CPA Inc. as the Company’s independent registered public accounting firm for the fiscal year ending September 30, 2021 is considered a routine matter for which brokerage firms may vote without specific instructions. However, the other proposals are not considered routine matters for which brokerage firms may vote without specific instructions. When a proposal is not a routine matter and the brokerage firm has not received voting instructions from the beneficial owner of the shares with respect to that proposal, the brokerage firm cannot vote the shares on that proposal. Shares that a broker is not authorized to vote are counted as “broker non-votes.”

How can I attend the meeting?

The meeting is open to all holders of the Company’s Ordinary Shares as of June 7, 2021.

May shareholders ask questions at the meeting?

Yes. Representatives of the Company will answer questions of general interest at the end of the meeting.

How many votes must be present to hold the meeting?

Your shares are counted as present at the meeting if you attend the meeting and vote in person or if you properly return a proxy by Internet, email, mail or fax. In order for us to conduct our meeting, one-third (1/3) of our outstanding Ordinary Shares as of June 7, 2021 must be present in person or by proxy. This is referred to as a quorum. Abstentions and broker non-votes will be counted for purposes of establishing a quorum at the meeting. If a quorum is not present or represented, the Chairman of the meeting or the holders of a majority of the Ordinary Shares present, either in person or represented by proxy, have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present or represented.

How many votes are needed to approve the Company’s proposals?

Proposal 1.  The nominee receiving the highest number of “For” votes will be elected as a director. This number is called a plurality. Shares not voted will have no impact on the election of the director. The proxy given will be voted “For” the nominee for director unless a properly executed proxy card is marked “Abstain” as to a particular nominee or nominees for director.

Proposal 2.  The ratification of the appointment of YCM CPA Inc. as the Company’s independent registered public accounting firm for the fiscal year ending September 30, 2021 requires that a majority of the votes cast at the meeting be voted “For” the proposal. A properly executed proxy card marked “Abstain” with respect to this proposal will not be voted.

Proposal 3. The approval of increasing the Company’s authorized share capital requires that a majority of the votes cast at the meeting be voted “For” the proposal. A properly executed amended proxy card marked “Abstain” with respect to this proposal will not be voted.

Proposal 4. The approval of the form of the Second M&AA requires affirmative vote of no less than two-thirds of voting rights entitled to vote at a meeting of our shareholders. A properly executed amended proxy card marked “Abstain” with respect to this proposal will not be voted.

Proposal 5. The approval of approval of the form of the 2021 Plan requires that a majority of the votes cast at the meeting by the shareholders present in person or represented by proxy and entitled to vote on such proposal be voted “For” the proposal. A properly executed proxy card marked “Abstain” with respect to this proposal will not be voted.

Is cumulative voting permitted for the election of directors?

No. You may not cumulate your votes for the election of directors.

PROPOSAL ONE

ELECTION OF DIRECTORS AND DIRECTOR BIOGRAPHIES

(ITEM 1 ON THE PROXY CARD)

General

Our Board currently consists of five directors, each serving a one-year term. The existing directors are Ms. Yefang Zhang, Mr. Zhengyu Wang, Mr. Qinyi Fu, Mr. Hongdao Qian and Dr. Hui Ruan. At the 2021 Annual Meeting, the shareholders will vote on the reelection of the existing directors. All directors will hold office until our next annual meeting of shareholders, at which time shareholders will vote on the election and qualification of their successors.

All shares duly voted will be voted for the election of directors as specified by the shareholders. No proxy may be voted for more people than the number of nominees listed below. Unless otherwise instructed, the proxy holders will vote the proxies received by them FOR the election of each of the nominees named below. If any nominee is unable or declines to serve as a director at the time of the Annual Meeting, although we know of no reason to anticipate that this will occur, the proxies will be voted for any nominee designated by the present Board to fill the vacancy. Shareholders do not have cumulative voting rights in the election of directors.

The following paragraphs set forth information regarding the current ages, positions, and business experience of the nominees.

Nominees for Directors

Ms. Yefang Zhang

Chairwoman and CEO

Age — 54

Director since 2015

Ms. Zhang has been our Chairwoman and CEO since July 2015. Ms. Zhang has been the sole shareholder and the director of FarmNet Limited since its incorporation in July 2015. Ms. Zhang has been the general manager of Farmmi International since August 2015. Ms. Zhang was the executive director of FLS Mushroom from March 2011 to September 2016. Since 2013, Ms. Zhang has been a director of Tantech Holdings Ltd. (“Tantech”), a NASDAQ Capital Market listed company, Tanbsok Group Ltd. and USCNHK Group Limited. Ms. Zhang was also a director of Zhengjiang Tantech Bamboo Technology Co., Ltd. from January 2011 to May 2016. Ms. Zhang has been a director of Daxing’anling Hualin Investment Management Ltd. From 1994 to 1997, she served as Vice General Manager of Lishui Jingning Huali Co., Ltd. which has been dissolved. From 1991 to 1994, she was a teacher at Wenzhou Wencheng Huangtan Middle School. She earned her degree of junior college in Geography from Wenzhou Normal College in July 1991. Ms. Zhang has extensive knowledge and experience in company management and food industry. Ms. Zhang is the wife of our director, Mr. Wang.

Ms. Zhang is nominated to serve another term as a director because of her strong understanding of our industry and business.

Mr. Zhengyu Wang

Director

Age — 52

Director since 2017

Mr. Wang has been our director since February 2017. Mr. Wang is a seasoned veteran in business, Mr. Wang has been the executive director of almost all of FMI’s Chinese subsidiaries (Farmmi Enterprise, Farmmi Technology, Suyuan Agriculture, Nongyuan Network, Forest Food and Farmmi Food) since their incorporation, except FLS Mushroom where he has served as the executive director since September 2016. He was also the manager or the general manager of Farmmi Enterprise, Farmmi Technology, Suyuan Agriculture, Nongyuan Network since their incorporation until July 2017. Mr. Wang also manages the business operations of Forasen Group which he owns with his wife and our director and CEO, Ms. Yefang Zhang. Mr. Wang has been the Chairman and CEO of Forasen Group since September 2006, and the executive director and the general manager of Forasen Holding Group Ltd. Co. since September 2013. Mr. Wang has also been the Chairman and CEO of Tantech since July 2014 and recently resigned from the CEO position. He has been the executive director and/or general manager of various subsidiary companies under Tantech and charcoal business related companies (Zhejiang Tantech Bamboo Technology Co., Ltd., Zhejiang Tantech Bamboo Charcoal Co., Ltd., Zhejiang Tantech Energy Technology Co., Ltd., Hangzhou Tanbo Technology Co., Ltd., Shanghai Jiamu Investment Management Co., Ltd., Hangzhou Jixi Investment Management Co., Ltd., Hangzhou Wangbo Investment Management Co., Ltd.). Mr. Wang has also been the Chairman of Daxing’anling Hualin Investment Management Ltd. Co. since November 2011 and Daxing’anling Forasen Energy Technology Ltd. Co. since March 2009, Hangzhou Nanlin Energy Technology Ltd. Co.’s general manager since March 2012 and executive director from March 2012 to September 2016, the executive director of Zhejiang Tesiyang New Energy Complete Equipment Ltd. Co. since March 2016, and the executive director and general manager of Hangzhou Forasen Technology Ltd. Co. since November 2012, of Harbin Forasen Energy Technology Ltd. Co. since December 2013, and of Hangzhou Xinying Industrial Co., Ltd. since December 2013. He earned his Bachelor’s Degree majored in Biochemistry and Microbiology from Hangzhou University (now called “Zhejiang University”) in Hangzhou, China in July 1990. Mr. Wang is the husband of our director, Ms. Zhang.

Mr. Wang is nominated to serve another term as a director because he has significant experience in leading and advising our Company and understands our industry.

Mr. Hongdao Qian

Independent Director

Age — 57

Director since 2017

Mr. Qian has been our independent director since July 2017. Mr. Qian has been a Professor on the faculty of the Guanghua Law School at Zhejiang University since September 2005. His research, writing and teaching focuses on corporate governance, economic analysis of law and Western jurisprudence. Prior to joining Guanghua Law School, Mr. Qian was a Professor at the Institute of Law, China Academy of Social Sciences; a Lecturer in Economics at Peking University and a Prosecutor in the People’s Procuratorate of Zhejiang Province. Mr. Qian currently is an independent director of Tantech, a Nasdaq listed company and a related party of us. He is also an independent director of Zhejiang Sunflower Light Energy Science & Technology LLC, a public company listed on Shenzhen Stock Exchange in China, Zhejiang Kema Moca Material Limited Company, a public company listed on National Equities Exchange and Quotations in China and OuBao Security Technology Co., Ltd., a private company. Mr. Qian currently serves as Vice Chairman of the Chinese Society of Comparative Law, Executive Subeditor of the China Academic Yearbook and President of the China Rule of Law Research Institute, where he has organized a team of scholars to create China’s first Rule of Law index using empirical methods. Mr. Qian earned his bachelor of law from Jilin University in 1986, his master of law from North-West University of Politics and Law in 1994 and his doctor of law from Peking University in 1997. Mr. Qian was a visiting scholar at Waseda University in Japan, Stanford University in California and both Oxford and Cambridge Universities in England.

Mr. Qian is nominated to serve another term as a director because of his expertise in economics and law.

Dr. Hui Ruan

Independent Director

Age — 52

Director since June 2020

Dr. Ruan has been our independent director since June 2020. Dr. Hui Ruan has been an associate professor and a supervisor of master’s degree program at the College of Biosystems Engineering and Food Science of Zhejiang University in China from 2003. Dr. Ruan has been a member of the youth committee of the Chinese Institute of Food Science and Technology since 2007. From 2005 to 2006, he cooperated with a number of universities in U.S. to conduct research as a visiting scholar. Dr. Ruan has received a second prize of National science and technology improvement award and a first prize of Zhejiang science and technology improvement award. He is awarded more than 60 patents and published over 100 papers. Dr. Ruan has been a peer review expert at Chinese national natural science fund, three provincial natural science funds, and several international journals including Carbohydrate Polymer, Journal of Food Science and New Biotechnology. Dr. Ruan received his doctoral degree in food science and engineering from Zhejiang University in 2003, his master degree of physiology from Hangzhou University in 1995, and his bachelor degree of biology from Hangzhou University in 1990.

Dr. Ruan is nominated to serve another term as a director because of his rich academic experiences in food science.

Mr. Qinyi Fu

Independent Director

Age — 37

Director since June 2021

Mr. Fu has been our independent director since June 2020. Mr. Fu is a PRC Certified Public Accountant. He has been a partner at Da Hua Certified Public Accountants since June 2018. Prior to joining Da Hua Certified Public Accountants, he was a partner at Ruihua Certified Public Accountants from December 2015 to May 2018, a manager in Deloitte China Certified Public Accountants from January 2012 to December 2015, and an auditor in Ernst & Young China Certified Public Accountants from September 2010 to January 2012. Since October 2018, Mr. Fu has been an independent director at Blue Hat Interactive Entertainment Technology (NASDAQ: BHAT) and a member of its audit committee. Mr. Fu received his bachelor’s degree in international economics and trade in July 2007 and his master’s degree in international economics in July 2010, both from Xiamen University.

Mr. Fu is nominated to serve as a director because of his rich audit experiences.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past ten years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities or commodities laws, any laws respecting financial institutions or insurance companies, any law or regulation prohibiting mail or wire fraud in connection with any business entity or been subject to any disciplinary sanctions or orders imposed by a stock, commodities or derivatives exchange or other self-regulatory organization, except for matters that were dismissed without sanction or settlement. None of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Board Leadership Structure

Ms. Yefang Zhang serves as the Chairwoman of the Board of Directors. In addition, she has served as our Chief Executive Officer since July 2015. As a smaller public company, we believe it is in the company’s best interest to allow the company to benefit from guidance from key members of management in a variety of capacities. We do not have a lead independent director and we do not anticipate having a lead independent director because of the foregoing reasons and also because we believe our independent directors are encouraged to freely voice their opinions on a relatively small company board. We believe this leadership structure is appropriate because we are a relatively small public company.

Risk Oversight

Our Board of Directors plays a significant role in our risk oversight. The Board of Directors makes all relevant Company decisions. As a smaller reporting company with a small Board of Directors, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

WE RECOMMEND THAT YOU VOTE FOR THE ELECTION OF THE

NOMINEES TO THE BOARD OF DIRECTORS.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE INFORMATION

What if a nominee is unwilling or unable to serve?

Each nominee listed in the Proxy Statement has agreed to serve as director, if elected. If for some unforeseen reason a nominee becomes unwilling or unable to serve, proxies will be voted for a substitute nominee selected by the Board of Directors.

How are directors compensated?

All directors hold office until the next annual meeting of shareholders at which the directors are re-elected or until their successors have been duly elected and qualified. Our Chairwoman of the Board of Directors and CEO, Yefang Zhang, is married to our director, Zhengyu Wang. Officers are elected by and serve at the discretion of the Board of Directors. Employee directors do not receive any compensation for their services. Non-employee directors are entitled to receive compensation for serving as directors and may receive incentive security grants from our company. In addition, non-employee directors are entitled to receive reimbursement of their actual travel expenses for each Board of Directors meeting attended. As of September 30, 2020, we had three nonemployee directors, Ningfang Liang, Hongdao Qian and Hui Ruan. The following table presents information regarding the compensation of our non-employee directors for fiscal 2020. Compensation for our Chairwoman and CEO, Ms. Yefang Zhang, is reflected in the Summary Compensation Table of our executive officers.

SUMMARY COMPENSATION TABLE – For the Fiscal Year 2020

Name	Fees earned or paid in cash ($)	All other Compensation ($) (1)	Total ($)
Yunhao Chen (2)	6,410.96	—	6,410.96
Hongdao Qian (3)	10,000.00	—	10,000.00
Kangbin Zheng (4)	7,178.08	—	7,178.08
Ningfang Liang (5)	3,616.44	—	3,616.44
Hui Ruan (6)	2,849.32	—	2,849.32

(1) No Non-Employee Director received other compensation in the year ended September 30, 2020.

(2) Dr. Yunhao Chen was our director from February 1, 2017 to May 21, 2020. She was entitled to a board fee of $10,000 per year.

(3) Mr. Hongdao Qian has been our director since July 7, 2017. He has been entitled to a board fee of $10,000 per year beginning from July 7, 2017.

(4) Mr. Kangbin Zheng was our director from February 1, 2017 to June 10, 2020. He was entitled to a board fee of $10,000 per year.

(5) Mr. Ningfang Liang was our director from May 22, 2020 to June 3, 2021. He was entitled to a board fee of $10,000 per year.

(6) Dr. Hui Ruan has been our director since June 19, 2020. He has been entitled to a board fee of $10,000 per year beginning from June 19, 2020.

How does the Board determine which directors are independent?

The Board of Directors reviews the independence of each director yearly. During this review, the Board of Directors considers transactions and relationships between each director (and his or her immediate family and affiliates) and the Company and its management to determine whether any such relationships or transactions are inconsistent with a determination that the director is independent in light of applicable law, listing standards and the Company’s director independence standards. The Company believes that it maintains a majority of independent directors who are deemed to be independent under the definition of independence provided by NASDAQ Listing Rule 5605(a)(2).

What role does the Nominating Committee play in selecting nominees to the Board of Directors?

Two of the primary purposes of the Board’s Nominating Committee are (i) to develop and implement policies and procedures that are intended to ensure that the Board of Directors will be appropriately constituted and organized to meet its fiduciary obligations to the Company and its shareholders and (ii) to identify individuals qualified to become members of the Board of Directors and to recommend to the Board of Directors the director nominees for the annual meeting of shareholders. The Nominating Committee is also responsible for considering candidates for membership on the Board of Directors submitted by eligible shareholders. The Nominating Committee’s charter is available on the Company’s website at http://ir.farmmi.com.cn/ and in print upon request. The Nominating Committee of the Company’s Board of Directors was the only entity or person to nominate and/or recommend any of the director nominees.

Are the members of the Nominating Committee independent?

Yes. All members of the Nominating Committee have been determined to be independent by the Board of Directors.

How does the Nominating Committee identify and evaluate nominees for director?

The Nominating Committee considers candidates for nomination to the Board of Directors from a number of sources. Current members of the Board of Directors are considered for re-election unless they have notified the Company that they do not wish to stand for re-election. The Nominating Committee also considers candidates recommended by current members of the Board of Directors, members of management or eligible shareholders. From time to time the Board may engage a firm to assist in identifying potential candidates, although the Company did not engage such a firm to identify any of the nominees for director proposed for election at the meeting. The Nominating Committee evaluates all candidates for director, regardless of the person or firm recommending such candidate, on the basis of the length and quality of their business experience, the applicability of such candidate’s experience to the Company and its business, the skills and perspectives such candidate would bring to the Board of Directors and the personality or “fit” of such candidate with existing members of the Board of Directors and management. The nominating committee does not have a specific policy in place with regard to the consideration of diversity when identifying director nominees; however, the nominating committee does consider diversity of opinion and experience when nominating directors.

What are the minimum qualifications required to serve on the Company’s Board of Directors?

All members of the Board of Directors must possess the following minimum qualifications as determined by the Nominating Committee:

•	A director must demonstrate integrity, accountability, informed judgment, financial literacy, creativity and vision;
•	A director must be prepared to represent the best interests of all Company shareholders, and not just one particular constituency;
•	A director must have a record of professional accomplishment in his or her chosen field; and
•	A director must be prepared and able to participate fully in Board activities, including membership on committees.

What other considerations does the Nominating Committee consider?

The Nominating Committee believes it is important to have directors from various backgrounds and professions in order to ensure that the Board of Directors has a wealth of experiences to inform its decisions. Consistent with this philosophy, in addition to the minimum standards set forth above, business and managerial experience and an understanding of financial statements and financial matters are very important.

How may shareholders communicate with the members of the Board of Directors?

Shareholders and others who are interested in communicating directly with members of the Board of Directors, including communication of concerns relating to accounting, internal accounting controls or audit matters, or fraud or unethical conduct, may do so by writing to the directors at the following address:

Name of Director or Directors

c/o Secretary

Farmmi, Inc.

Fl 1, Building No. 1, 888 Tianning Street, Liandu District

Lishui, Zhejiang Province

People’s Republic of China 323000

Does the Company have a Code of Business Ethics and Conduct?

The Company has adopted a Code of Business Ethics and Conduct, which is applicable to all directors, officers and associates of the Company, including the principal executive officer and the principal financial and accounting officer. The complete text of the Code of Business Ethics and Conduct is available on the Company’s web site at http://ir.farmmi.com.cn/ and is also available in print upon request. The Company intends to post any amendments to or waivers from its Code of Business Ethics and Conduct (to the extent applicable to the Company’s principal executive officer and principal financial and accounting officer) at this location on its web site.

How often did the Board meet in fiscal 2020?

The Board of Directors met one time and acted by unanimous written consent four times during the fiscal year ended September 30, 2020. Our Board has an Audit Committee, a Compensation Committee and a Nominating Committee. The Audit Committee did not hold meetings and acted by unanimous written consent one time during the fiscal year ended September 30, 2020. The Compensation Committee did not hold meetings and acted by unanimous written consent one time during the fiscal year ended September 30, 2020. The Nominating Committee did not hold meetings and acted by unanimous written consent three times during the fiscal year ended September 30, 2020. Each incumbent director attended all of the meetings of the Board of Directors during fiscal 2020. The Board invites, but does not require, directors to attend the annual meeting of shareholders.

What are the committees of the Board?

During fiscal 2020, the Board of Directors had standing Audit, Nominating, and Compensation Committees. The members of each of the Committees as of September 30, 2020 and their principal functions are shown below.

Compensation Committee

The members of the Compensation Committee as of September 30, 2020 were:

Hui Ruan, Chairman

Ningfang Liang

Hongdao Qian

The Compensation Committee’s charter is available on the Company’s investor relations website at http://ir.farmmi.com.cn/ and in print upon request. The Compensation Committee’s principal responsibilities include:

●	Making recommendations to the Board of Directors concerning executive management organization matters generally;

●	In the area of compensation and benefits, making recommendations to the Board of Directors concerning employees who are also directors of the Company, consult with the CEO on matters relating to other executive officers, and make recommendations to the Board of Directors concerning policies and procedures relating to executive officers; provided, however, that the Committee shall have full decision-making powers with respect to compensation for executive officers to the extent such compensation is intended to be performance-based compensation within the meaning of Section 162(m) of the Internal Revenue Code;

●	Making recommendations to the Board of Directors regarding all contracts of the Company with any officer for remuneration and benefits after termination of regular employment of such officer;

●	Making recommendations to the Board of Directors concerning policy matters relating to employee benefits and employee benefit plans, including incentive compensation plans and equity based plans; and

●	Administering the Company’s formal incentive compensation programs, including equity based plans.

The Compensation Committee may not delegate its authority to other persons. Similarly, the Compensation Committee has not engaged a compensation consultant to assist in the determination of executive compensation issues. While the Company’s executives will communicate with the Compensation Committee regarding executive compensation issues, the Company’s executive officers do not participate in any executive compensation decisions.

Audit Committee

The members of the Audit Committee as of September 30, 2020 were:

Ningfang Liang, Chairman

Hongdao Qian

Hui Ruan

The primary responsibility of the Audit Committee is to assist the Board of Directors in monitoring the integrity of the Company’s financial statements and the independence of its external auditors. The Company believes that each of the members of the Audit Committee is “independent” and that Ningfang Liang qualified as “audit committee financial expert” in accordance with applicable NASDAQ Capital Market listing standards. In carrying out its responsibility, the Audit Committee undertakes to:

●	Review and recommend to the directors the independent auditors to be selected to audit the financial statement of the Company;

●	Meet with the independent auditors and management of the Company to review the scope of the proposed audit for the current year and the audit procedures to be utilized, and at the conclusion thereof review such audit, including any comments or recommendations of the independent auditors;

●	Review with the independent auditors and financial and accounting personnel the adequacy and effectiveness of the accounting and financial controls of the Company. The Committee elicits recommendations for the improvement of such internal control procedures or particular areas where new or more detailed controls or procedures are desirable. The Committee emphasizes the adequacy of such internal controls to expose any payments, transactions, or procedures that might be deemed illegal or otherwise improper;

●	Review the internal accounting function of the Company, the proposed audit plans for the coming year and the coordination of such plans with the Company’s independent auditors;

●	Review the financial statements contained in the annual report to shareholders with management and the independent auditors to determine that the independent auditors are satisfied with the disclosure and contents of the financial statements to be presented to the shareholders;

●	Provide sufficient opportunity for the independent auditors to meet with the members of the Committee without members of management present. Among the items discussed in these meetings are the independent auditors’ evaluation of the Company’s financial, accounting, and auditing personnel, and the cooperation that the independent auditors received during the course of the audit;

●	Review accounting and financial human resources and succession planning within the Company;

●	Submit the minutes of all meetings of the Audit Committee to, or discuss the matters discussed at each committee meeting with, the Board of Directors; and

●	Investigate any matter brought to its attention within the scope of its duties, with the power to retain outside counsel for this purpose, if, in its judgment, that is appropriate.

The Audit Committee has established procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls and auditing matters, including procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters. The Audit Committee charter is available at http://ir.farmmi.com.cn/.

Nominating Committee

The members of the Nominating Committee as of September 30, 2020 were:

Hongdao Qian, Chairman

Ningfang Liang

Hui Ruan

All members of the Nominating Committee are independent, as such term is defined by the NASDAQ Capital Market listing standards. The Nominating/Corporate Governance Committee undertakes to:

●	Identify individuals qualified to become members of the Board of Directors and to make recommendations to the Board of Directors with respect to candidates for nomination for election at the next annual meeting of shareholders or at such other times when candidates surface and, in connection therewith, consider suggestions submitted by shareholders of the Company;

●	Determine and make recommendations to the Board of Directors with respect to the criteria to be used for selecting new members of the Board of Directors;

●	Oversee the process of evaluation of the performance of the Company’s Board of Directors and committees;

●	Make recommendations to the Board of Directors concerning the membership of committees of the Board and the chairpersons of the respective committees;

●	Make recommendations to the Board of Directors with respect to the remuneration paid and benefits provided to members of the Board in connection with their service on the Board or on its committees; and

●	Evaluate Board and committee tenure policies as well as policies covering the retirement or resignation of incumbent directors.

The Board of Directors has determined to provide a process by which shareholders may communicate with the Board as a whole, a Board committee or individual director. Shareholders wishing to communicate with the Board as a whole, a Board committee or an individual member may do so by sending a written communication addressed to the Board of Directors of the Company or to the committee or to an individual director, c/o Secretary, Farmmi, Inc., Fl 1, Building No. 1, 888 Tianning Street, Liandu District, Lishui, Zhejiang Province, People’s Republic of China 323000. All communications will be compiled by the Secretary of the Company and submitted to the Board of Directors or the addressee not later than the next regular Board meeting.

MANAGEMENT — BUSINESS HISTORY OF EXECUTIVE OFFICERS

For information as to the business history of Yefang Zhang, our Chief Executive Officer and Chairwoman of the Board, see the section “Proposal One: Election of Directors” in this Proxy Statement.

Mr. Jun Zhou

Age — 37
Chief Financial Officer since 2017

Mr. Zhou has been our Chief Financial Officer since March 2017. From January 2016, Mr. Zhou has been the Financial Controller of Nongyuan Network. Starting from May 2015, he has also been the Financial Controller of Forest Food. Mr. Zhou was the General Manager of the Financial Management Center of Hangzhou Forasen Technology Co., Ltd. from May 2013 to April 2015. In Forasen Group, Mr. Zhou is responsible for supervising our finance team, reviewing and approving financial and accounting transactions IPO financial regulation compliance. Before that, Mr. Zhou served as the Finance Manager of Zhejiang Ruiyang Technology Co., Ltd., an environmental protection industry investment business focused company, from June 2012 to April 2013. During his tenure, he was responsible for investment project management, department internal control and financial control system development. From February 2006 to May 2012, Mr. Zhou has been a Sales Accountant, Accountant Supervisor, Finance Manager, Senior Financial Manager of Hangzhou Jinjiang Group Co., Ltd., a company that centers its business on electric power generation by waste incineration, at which he was responsible for daily accounting and review, financial system setup and daily supervision. Mr. Zhou has passed all the courses of the certification of The Association of International Accountants in 2016. Mr. Zhou graduated from Financial Accounting major in Huainan Industrial College in Anhui in 2003. He also completed all courses in Accounting in Anhui Economic Management Cadre College in 2006. Mr. Zhou obtained a bachelor’s degree in management in Anhui University of Finance and Economics.

Mr. Dehong Zhang

Age — 50
Chief Operating Officer since 2021

Mr. Zhang has been our Chief Operating Officer since March 2021. Mr. Zhang has been a manager of Zhejiang Forest Food Co., Ltd., one of the Registrant’s subsidiaries, since July 2017. From August 2015 to June 2017, Mr. Zhang was the assistant to the general manager of Forasen Group Co., Ltd. From July 2011 to July 2015, Mr. Zhang served as a senior macro-economic analyst at Zheshang Futures Research Center. From April 2008 to March 2011, Mr. Zhang was a financial derivatives analyst and investment consultant of Toyo Securities Co. Mr. Zhang acquired his doctoral degree in financial engineering from Japan Advanced Institute of Science and Technology in March 2006, his master in economics from Yamaguchi University in March 2003 and his bachelor’s degree in international economics from Yamaguchi University in March 2001. Mr. Zhang is a brother of Ms. Yefang Zhang, our Chief Executive Officer and Chairwoman of the Board.

EMPLOYMENT AGREEMENTS WITH THE COMPANY’S NAMED EXECUTIVE OFFICERS

Each employee is required to enter into an employment agreement. Accordingly, all of our employees, including management, have executed their employment agreements. Our employment agreements with our executives provide the amount of each executive officer’s salary and establish their eligibility to receive a bonus.

Our employment agreements with our executive officers generally provide for a salary to be paid monthly. The agreements also provide that executive officers are to work full time for our company and are entitled to all legal holidays as well as other paid leave in accordance with PRC laws and regulations and our internal work policies. The employment agreements also provide that we will pay for all mandatory social security programs for our executive officers in accordance with PRC regulations. Our executive officers are subject to keep trade secrets confidential. In addition, our employment agreements with our executive officers prevent them from rendering services for our competitors for so long as they are employed.

Other than the salary, bonuses, equity grants and necessary social benefits required by the government, which are defined in the employment agreements, we currently do not provide other benefits to the officers. Our executive officers are not entitled to severance payments upon the termination of their employment agreement or following a change in control.

We have not provided retirement benefits (other than a state pension scheme in which all of our employees in China participate) or severance or change of control benefits to our named executive officers.

Under Chinese law, we may terminate an employment agreement without penalty by providing the employee thirty days’ prior written notice or one month’s wages in lieu of notice if the employee is incompetent or remains incompetent after training or adjustment of the employee’s position in other limited cases. If we wish to terminate an employment agreement in the absence of cause, then we are obligated to pay the employee one month’s salary for each year we have employed the employee. We are, however, permitted to terminate an employee for cause without penalty to our company, where the employee has committed a crime or the employee’s actions or inactions have resulted in a material adverse effect to us.

Yefang Zhang

We entered into an employment agreement with our Chief Executive Officer, Ms. Yefang Zhang, effective August 6, 2020. Under the terms of Ms. Zhang’s employment, Ms. Zhang is entitled to the following:

•	Base compensation of RMB 87,300 per month;

•	Reimbursement of reasonable expenses incurred by Ms. Zhang.

Ms. Zhang’s employment may be terminated at any time by either party upon presentation of 30 days’ prior notice or immediately for cause.

Jun Zhou

We entered into an employment agreement with our chief financial officer, Mr. Jun Zhou, effective August 6, 2020. Under the terms of Mr. Zhou’s employment, Mr. Zhou is entitled to the following:

•	Base compensation of RMB 500,000 per year;

•	Reimbursement of reasonable expenses incurred by Mr. Zhou.

Mr. Zhou’s employment may be terminated at any time by either party upon presentation of 30 days’ prior notice or immediately for cause.

Dehong Zhang

We entered into an employment agreement with our chief operating officer, Mr. Dehong Zhang, effective March 1, 2021. Under the terms of Mr. Zhang’s employment, Mr. Zhang is entitled to the following:

•	Base compensation of RMB 300,000 per year;

•	Reimbursement of reasonable expenses incurred by Mr. Zhang.

Mr. Zhang’s employment may be terminated at any time by either party upon presentation of 30 days’ prior notice or immediately for cause.

SUMMARY COMPENSATION TABLE – For the Fiscal Year 2020

The following table shows the annual compensation paid by us for the year ended September 30, 2020 to each of the named executive officers.

	Salary ($)	Bonus ($)(1)	All Other Compensation ($)(2)	Total ($)
Yefang Zhang
Principal Executive Officer	156,784.49	—	6,898.70	163,683.19
Jun Zhou
Principal Financial Officer	69,376.46	—	3,383.84	72,760.30
Liang Han (3)
Chief Operating Officer	43,517.87	—	855.77	44,373.65

(1)	No officer received a bonus in fiscal 2020.
(2)	Consists of social security payments required under Chinese law. Although we also reimburse the referenced individuals for reasonable expenses, such reimbursements do not, in the aggregate, exceed $10,000 for any individual in any year presented and are not considered perquisites because they are integrally and directly related to the performance of such recipients’ jobs.
(3)	Liang Han began her position as Chief Operating Officer on July 1, 2018 and resigned in March 2021.

Incentive Securities Pool

We established a pool for shares and share options for our employees. This pool initially contained shares and options to purchase 1,168,000 of our Ordinary Shares under the 2018 Share Incentive Plan, equal to 10% of the number of Ordinary Shares outstanding at the conclusion of our initial public offering. Any options granted will vest at a rate of 20% per year for five years and have a per share exercise price equal to the fair market value of one of our Ordinary Shares on the date of grant.

In March 2021, we issued an aggregate of 596,600 Ordinary Shares to our employees under the 2018 Share Incentive Plan. As a result, our incentive securities pool currently contains shares and options to purchase 571,400 of our Ordinary Shares. If the proposal 5 regarding the 2021 Plan is approved by the Annual Meeting, this pool will contain shares and options to purchase 40,571,400 of our Ordinary Shares.

BENEFICIAL OWNERSHIP OF COMMON SHARES

The following table sets forth information with respect to beneficial ownership of our Ordinary Shares as of June 7, 2021 by:

•	Each person who is known by us to beneficially own 5% or more of our outstanding Ordinary Shares;
•	Each of our directors and named executive officers; and
•	All directors and named executive officers as a group.

The number and percentage of Ordinary Shares beneficially owned are based on 191,166,833 Ordinary Shares as of June 7, 2021 (the “Determination Date”), including 189,554,189 issued and outstanding, and 1,612,694 underlying the warrants. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable, convertible or repayable within 60 days of the Determination Date are deemed outstanding and are deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Ordinary Shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at Farmmi, Inc., Fl 1, Building No. 1, 888 Tianning Street, Liandu District, Lishui, Zhejiang Province, People’s Republic of China 323000. As of June 7, 2021, we had 7 shareholders of record.

Ordinary Shares Beneficially Owned (1)(2)
	Number	Percent
Directors and Named Executive Officers:
Yefang Zhang(3)(4)	9,500,000	5.0%
Zhengyu Wang(3)(4)	9,500,000	5.0%
Jun Zhou	—	0.0%
Liang Han	—	0.0%
Qinyi Fu	—	0.0%
Hongdao Qian	—	0.0%
Hui Ruan	—	0.0%
All directors and executive officers as a group (seven (7) persons)	9,500,000	5.0%
5% or Greater Shareholders:
Sabby Volatility Warrant Master Fund, Ltd. (5)	16,666,600	8.7%

(1) Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the Ordinary Shares.

(2) Assuming exercise of all the warrants.

(3) The sole shareholder of FarmNet Limited is Ms. Yefang Zhang, who is the Chief Executive Officer and Chairwoman of our company. Ms. Zhang’s spouse is Mr. Zhengyu Wang, a director of our company. By virtue of this relationship, Mr. Wang may be deemed to share beneficial ownership of the shares of, and voting and investment power over, our company held by FarmNet Limited with Ms. Zhang.

(4) Consists of 9,300,000 Ordinary Shares held directly by FarmNet Limited and 200,000 Ordinary Shares held directly by children individually who are members of the household of Yefang Zhang and Zhengyu Wang.

(5) Based on the Schedule 13G filed on May 4, 2021, each of Sabby Volatility Warrant Master Fund, Ltd., Sabby Management, LLC and Hal Mintz may have been deemed to have shared power to vote or to direct the vote with respect to 16,666,600 Ordinary Shares. According to the Schedule 13G filed on May 4, 2021, each of Sabby Volatility Warrant Master Fund, Ltd., Sabby Management, LLC and Hal Mintz may have been deemed to have beneficial ownership of 16,666,600 Ordinary Shares, and all such Ordinary Shares represented beneficial ownership of approximately 8.7% of the Company’s Ordinary Shares, based on 191,166,833 Ordinary Shares as of the Determination Date. The principal business office of Intracoastal is 245 Palm Trail, Delray Beach, FL 33483.

PROPOSAL TWO

RATIFICATION OF THE APPOINTMENT OF YCM CPA INC.

(ITEM 2 ON THE PROXY CARD)

What am I voting on?

A proposal to ratify the appointment of YCM CPA Inc. as the Company’s independent registered public accounting firm for the fiscal year ending September 30, 2021, effective upon the completion of Friedman LLP’s review of our interim consolidated financial results as of and for the six months ended March 31, 2021 to be included in the filing of the related Form 6-K. The Audit Committee of the Board of Directors has appointed YCM CPA Inc. to serve as the Company’s fiscal 2021 independent registered public accounting firm, effective upon the same time.

Has the Company changed its independent registered public accounting firm during its two most recent fiscal years?

Friedman LLP served as the Company’s independent registered public accountant for the years ended September 30, 2020 and 2019. On June 4, 2021, our Audit Committee and Board of Directors approved the appointment of YCM CPA Inc. for the fiscal year ending September 30, 2021 and the dismissal of Friedman LLP, effective upon the completion of Friedman LLP’s review of our interim consolidated financial results as of and for the six months ended March 31, 2021 to be included in the filing of the related Form 6-K. During the Company’s most recent two fiscal years ended September 30, 2020 and 2019 through June 4, 2021, there were no disagreements between the Company and Friedman LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Friedman LLP, would have caused it to make reference to the subject matter of the disagreements in connection with its report on the Company's consolidated financial statements for such periods. In addition, Friedman LLP’s reports on the financial statements as of and for the years ended September 30, 2020 and 2019 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. During the Company’s years ended September 30, 2020 and 2019 through June 4, 2021, there were no “reportable events” as that term is defined in Item 16F(a)(1)(v) of Form 20-F.

What services does YCM CPA Inc. provide?

Audit services to be provided by YCM CPA Inc. for fiscal 2021 will include the examination of the consolidated financial statements of the Company and services related to periodic filings made with the SEC.

Will a representative of YCM CPA Inc. be present at the meeting?

We do not expect that any representative of YCM CPA Inc. will be present at the meeting. If the representatives are present, they will have an opportunity to make a statement if they desire and will be available to respond to questions from shareholders.

What if this proposal is not approved?

If the appointment of YCM CPA Inc. is not ratified, the Audit Committee of the Board of Directors will reconsider the appointment.

WE RECOMMEND THAT YOU VOTE FOR THE RATIFICATION OF

YCM CPA INC. AS THE COMPANY’S FISCAL 2021 INDEPENDENT

REGISTERED PUBLIC ACCOUNTING FIRM.

AUDIT COMMITTEE REPORT AND FEES PAID TO
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Who served on the Audit Committee of the Board of Directors during fiscal year 2020?

The members of the Audit Committee as of September 30, 2020 were Ningfang Liang, Hongdao Qian and Hui Ruan. Each member of the Audit Committee is independent under the rules of the SEC and the NASDAQ Capital Market. The Board of Directors determined that Ningfang Liang, who was an independent director, was an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K promulgated under the Exchange Act.

What document governs the activities of the Audit Committee?

The Audit Committee acts under a written charter, which sets forth its responsibilities and duties, as well as requirements for the Audit Committee’s composition and meetings. The Audit Committee Charter is available on the Company’s website at http://ir.farmmi.com.cn/.

How does the Audit Committee conduct its meetings?

During fiscal 2020, the Audit Committee met with the senior members of the Company’s financial management team and the Company’s independent registered public accounting firm. The Audit Committee’s agenda was established by the Chairwoman. At each meeting, the Audit Committee reviewed and discussed various financial and regulatory issues. The Audit Committee also had private, separate sessions from time to time with representatives of the Company’s independent registered public accounting firm, at which meetings candid discussions of financial management, accounting and internal control issues took place.

Does the Audit Committee review the periodic reports and other public financial disclosures of the Company?

The Audit Committee reviews each of the Company’s periodic and annual reports, including Operating and Financial Review and Prospects. As part of this review, the Audit Committee discusses the reports with the Company’s management and considers the audit and review reports prepared by the independent registered public accounting firm about the Company’s periodic and annual reports, as well as related matters such as the quality (and not just the acceptability) of the Company’s accounting principles, alternative methods of accounting under generally accepted accounting principles and the preferences of the independent registered public accounting firm in this regard, the Company’s critical accounting policies and the clarity and completeness of the Company’s financial and other disclosures.

What is the role of the Audit Committee in connection with the financial statements and controls of the Company?

Management of the Company has primary responsibility for the financial statements and internal control over financial reporting. The independent registered public accounting firm has responsibility for the audit of the Company’s financial statements and internal control over financial reporting. The responsibility of the Audit Committee is to oversee financial and control matters, among other responsibilities fulfilled by the Committee under its charter. The Committee meets regularly with the independent registered public accounting firm, without the presence of management, to ensure candid and constructive discussions about the Company’s compliance with accounting standards and best practices among public companies comparable in size and scope to the Company. The Audit Committee also regularly reviews with its outside advisors material developments in the law and accounting literature that may be pertinent to the Company’s financial reporting practices.

What has the Audit Committee done with regard to the Company’s audited financial statements for fiscal 2020?

The Audit Committee has:

●	reviewed and discussed the audited financial statements with the Company’s management; and

●	discussed with Friedman LLP, the Company’s independent registered public accounting firm for the fiscal 2020, the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as amended.

Has the Audit Committee considered the independence of the Company’s auditors?

The Audit Committee has received from Friedman LLP the written disclosures and the letter required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, and the Audit Committee has discussed with Friedman LLP about their independence. The Audit Committee has concluded that Friedman LLP is independent from the Company and its management.

Has the Audit Committee made a recommendation regarding the audited financial statements for fiscal 2020?

Based upon its review and the discussions with management and the Company’s independent registered public accounting firm, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements for the Company be included in the Company’s Annual Report on Form 20-F for fiscal 2020.

Has the Audit Committee reviewed the fees paid to the independent registered public accounting firm during fiscal 2020?

The Audit Committee has reviewed and discussed the fees paid to Friedman LLP during fiscal 2020 for audit, audit-related, tax and other services, which are set forth below under “Fees Paid to Independent Registered Public Accounting Firm.” The Audit Committee has determined that the provision of non-audit services is compatible with the independence of Friedman LLP.

What is the Company’s policy regarding the retention of the Company’s auditors?

The Audit Committee has adopted a policy regarding the retention of the independent registered public accounting firm that requires pre-approval of all services by the Audit Committee.

Who prepared this report?

This report has been furnished by the members of the Audit Committee:

Ningfang Liang, Chairman

Hongdao Qian

Hui Ruan

FEES PAID TO INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Fees

During fiscal years 2020 and 2019, Friedman LLP’s audit fees were $210,000 and $200,000, respectively.

Audit-Related Fees

During fiscal years 2020 and 2019, Friedman LLP’s audit-related fees were $0 and $0, respectively.

Tax Fees

During fiscal years 2020 and 2019, Friedman LLP’s tax fees were $0 and $0, respectively.

All Other Fees

During fiscal years 2020 and 2019, Friedman LLP’s other fees were $0 and $0, respectively.

Audit Committee Pre-Approval Policies

Before Friedman LLP was engaged by the Company to render audit or non-audit services, the engagement was approved by the Company’s Audit Committee. All services rendered by Friedman LLP have been so approved.

Percentage of Hours

The percentage of hours expended on the principal accountants’ engagement to audit our consolidated financial statements for fiscal year 2020 that were attributed to work performed by persons other than Friedman LLP’s full-time permanent employees was less than 50%.

PROPOSAL THREE

AMENDMENT TO THE AUTHORIZED SHARE CAPITAL

(ITEM 3 ON THE PROXY CARD)

Previous Increase in Share Capital

On September 12, 2020, our 2020 annual shareholder meeting approved the proposal to increase the authorized share capital of the Company from US $20,000 divided into 20,000,000 Ordinary Shares of US $0.001 par value each to US $200,000 divided into 200,000,000 Ordinary Shares of US $0.001 par value each.

The Company filed the shareholders’ resolution with the Cayman Islands General Registry on September 21, 2020, without amending the First M&AA. The authorized share capital of the Company has been US $200,000 divided into 200,000,000 Ordinary Shares of US $0.001 par value each.

Proposed Increase in Share Capital

On June 6, 2021, the Board of the Company approved, and directed that there be submitted to the shareholders of the Company for approval, the proposed amendment to the Company’s authorized share capital be increased from US $200,000 divided into 200,000,000 Ordinary Shares of US $0.001 par value each to US$600,000 divided into 600,000,000 Ordinary Shares of US $0.001 par value each.

Potential Adverse Effects of Amendment

The availability of additional Ordinary Shares for issuance could, under certain circumstances, discourage or make more difficult any efforts to obtain control of the Company. The Board is not aware of any attempt, or contemplated attempt, to acquire control of the Company, nor is this proposal being presented with the intent that it be used to prevent or discourage any acquisition attempt. However, nothing would prevent the Board from taking any such actions that it deems to be consistent with its fiduciary duties.

WE RECOMMEND THAT YOU VOTE FOR THE AMENDMENT TO THE AUTHORIZED SHARE CAPITAL.

PROPOSAL FOUR

APPROVAL OF THE SECOND M&AA

(ITEM 4 ON THE PROXY CARD)

What am I voting on?

In connection with the proposed Amendment to the Authorized Share Capital stated in the proposal 3, on June 6, 2021, the Board of the Company approved, and directed that there be submitted to the shareholders of the Company for approval, the Second M&AA.

What is the Text of the Changes to the Second M&AA?

The text of the proposed Second M&AA is set forth in Annex A to this proxy statement and is incorporated by reference into this proxy statement.

References to the Second M&AA in the summary below are to the sections reflected in Annex A and not necessarily the Second M&AA in effect as of the date hereof. The description of the proposed changes to the Second M&AA contained in this proxy statement does not purport to be complete and is qualified in its entirely by reference to the full text of the form of the Second M&AA attached to this proxy statement as Annex A.

In the form of the Second Amended and Restated Memorandum of Association:

•	Clause 8 be amended to reflect the Company’s authorized share capital having been previously consolidated at a meeting of shareholders on September 12, 2020 from US$20,000 divided into 20,000,000 ordinary shares of US$0.001 par value each into US$200,000 divided into 200,000,000 ordinary shares of US$0.001 par value each, and now be increased to US$600,000 divided into 600,000,000 ordinary shares of US$0.001 par value each.

In the form of the Second Amended and Restated Articles of Association:

•	New Article 65 be added to reflect that members may participate in a general meeting at which no special resolutions are proposed by means of conference telephone or other electronic means by which all persons participating in the meeting can hear each other and participation in a meeting.

Additional non-material changes have been made to the Second M&AA in order to correct minor typographical errors.

The favorable vote of a two-thirds majority of the votes cast, in person or by proxy, at this Annual Meeting is required to approve this proposal.

If the proposal is approved by our shareholders, the Company’s registered agent will file the Second M&AA with Cayman Islands Registry of Companies.

WE RECOMMEND THAT YOU VOTE FOR THE APPROVAL OF THE SECOND M&AA.

PROPOSAL FIVE

APPROVAL OF THE APPROVAL OF THE 2021 SHARE INCENTIVE PLAN

(ITEM 5 ON THE PROXY CARD)

What am I voting on?

On June 6, 2021, the Board of the Company adopted the 2021 Plan, subject to approval by the shareholders of the Company. The Board believes that the 2021 Plan will advance the long-term success of the Company.

What is the text of the 2021 Plan?

The text of the proposed 2021 Plan is set forth in Annex B to this proxy statement and is incorporated by reference into this proxy statement.

How is the 2021 Plan administered?

The 2021 Plan is administered by the Compensation Committee of the Board. The 2021 Plan provides the Compensation Committee with flexibility to design compensatory awards that are responsive to the Company’s needs. Subject to the terms of the 2021 Plan, the Compensation Committee has the discretion to determine the terms of each award.

What kind of awards may be granted?

Awards under the 2021 Plan may be in the form of Incentive Share Option, Nonstatutory Share Option and Restricted Shares (each as defined by the 2021 Plan).

Who is eligible to receive awards?

Employees of the Company, officers, employee and non-employee directors, consultants, independent contractors and advisors may all be selected by the Compensation Committee to receive awards under the 2021 Plan. The benefits or amounts that may be received by or allocated to participants under the 2021 Plan will be determined at the discretion of the Compensation Committee and are not presently determinable.

How many shares are available for issuance under the 2021 Plan?

An aggregate of 40,000,000 Ordinary Shares is available for issuance under the 2021 Plan.

When does the 2021 Plan terminate?

Our Board may terminate the 2021 Plan at any time. If not sooner terminated by the Board, the 2021 Plan will terminate on the tenth anniversary of its effective date.

How can the 2021 Plan be amended?

The 2021 Plan may be amended by the Board, but without further approval by the shareholders of the Company, the Board shall not amend the 2021 Plan in any manner that requires shareholder approval under the Internal Revenue Code of 1986, as amended. The Board may condition any amendment on the approval of the shareholders if such approval is necessary or deemed advisable with respect to the applicable listing or other requirements of a national securities exchange or other applicable laws, policies or regulations.

Where can I get a copy of the 2021 Plan?

This summary is not a complete description of all provisions of the 2021 Plan. A copy of the 2021 Plan is attached hereto as Annex B.

WE RECOMMEND THAT YOU VOTE FOR THE APPROVAL OF THE 2021 PLAN.

GENERAL

Compensation Committee Interlocks and Insider Participation

None of the members of the Board of Directors who served on the Compensation Committee during the fiscal year ended September 30, 2020 were officers or employees of the Company or any of its subsidiaries or had any relationship with the Company requiring disclosure under SEC regulations.

Availability of Form 20-F to Shareholders

Rules promulgated by the SEC require us to provide an Annual Report to Shareholders who receive this Proxy Statement. We will also provide copies of the Annual Report to brokers, dealers, banks, voting trustees and their nominees for the benefit of their beneficial owners of record. Additional copies of the Annual Report on Form 20-F for the fiscal year ended September 30, 2020 (without exhibits or documents incorporated by reference), are available without charge to shareholders upon written request to Secretary, Farmmi, Inc., Fl 1, Building No. 1, 888 Tianning Street, Liandu District, Lishui, Zhejiang Province, People’s Republic of China 323000, by calling +86-571-875555801 or via the Internet at http://ir.farmmi.com.cn/.

Other Proposed Actions

If any other items or matters properly come before the meeting, the proxies received will be voted on those items or matters in accordance with the discretion of the proxy holders.

Solicitation by Board; Expenses of Solicitation

Our Board of Directors has sent you this Proxy Statement. Our directors, officers and associates may solicit proxies by telephone or in person. We will also reimburse the expenses of brokers, nominees and fiduciaries that send proxies and proxy materials to our shareholders.

Annex A

THE COMPANIES ~~LAW~~ ACT (AS REVISED)

COMPANY LIMITED BY SHARES

~~FIRST~~ SECOND AMENDED AND RESTATED

MEMORANDUM

AND

ARTICLES OF ASSOCIATION

OF

Farmmi, Inc.

(Adopted by a Special Resolution passed on ~~December 7, 2017~~[ ], 2021 ~~and effective immediately prior~~
~~to the completion of the Company’s initial public offering of ordinary shares on the Nasdaq Capital Market~~)

THE COMPANIES ~~LAW~~ ACT (AS REVISED)

COMPANY LIMITED BY SHARES

~~FIRST~~ SECOND AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

Farmmi, Inc.

(Adopted by a Special Resolution passed on [ ], 2021~~Adopted by a jOINT Resolution passed on~~
~~December 7, 2017 and effective immediately prior to the completion of the Company’s initial public offering~~
~~of ordinary shares on the Nasdaq Capital Market~~)

1.	The name of the Company is Farmmi, Inc.

2.	The registered office of the Company shall be situated at the office of Tricor Services (Cayman Islands) Limited, Second Floor, Century Yard, Cricket Square, P.O. Box 902, Grand Cayman, KY1-1103, Cayman Islands~~Vistra (Cayman) Limited, P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY 1-1205, Cayman Islands~~ or at such other place in the Cayman Islands as the directors may at any time decide.

3.	The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by any law as provided by Section 7(4) of the Companies ~~Law~~ Act (as revised).

4.	The Company shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit as provided by Section 27 (2) of the Companies ~~Law~~ Act (as revised).

5.	Nothing in the preceding paragraphs shall be deemed to permit the Company to carry on the business of a bank or trust company without being licensed in that behalf under the provisions of the Banks and Trust Companies ~~Law~~ Act (as revised), or to carry on insurance business from within the Cayman Islands or the business of an insurance manager, agent, sub-agent or broker without being licensed in that behalf under the provisions of the Insurance Law (as revised), or to carry on the business of company management without being licensed in that behalf under the Companies Management ~~Law~~ Act (as revised).

6.	The Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands, but nothing in this paragraph shall be so construed as to prevent the Company effecting and concluding contracts in the Cayman Islands and exercising in the Cayman Islands any of its power necessary for the carrying on of its business outside the Cayman Islands.

7.	The liability of each Member is limited to the amount, if any, unpaid on such Member’s shares.

8.	The share capital of the Company is US$~~20~~60,000 divided into ~~20~~60,000,000 ordinary shares of US$0.001 par value each with power for the Company, subject to the provisions of the Companies ~~Law~~ Act (as revised) and the Articles of Association, to redeem or purchase any of its shares and to sub-divide or consolidate the said shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced, with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide, every issue of shares, whether stated to be ordinary, preference or otherwise, shall be subject to the powers on the part of the Company hereinbefore provided.

9.	The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

10.	Capitalised terms that are not defined in this Memorandum of Association bear the same meaning as those given in the Articles of Association of the Company.

THE COMPANIES ACT~~LAW~~ (AS REVISED)

COMPANY LIMITED BY SHARES

~~FIRST~~ SECOND AMENDED AND RESTATED ARTICLES OF ASSOCIATION

OF

Farmmi, Inc.

(Adopted by a Special Resolution passed on Adopted by a Special Resolution passed on [ ],
2021~~December 7, 2017 and effective immediately prior to the completion of the Company’s initial public~~
~~offering of ordinary shares on the Nasdaq Capital Market~~)

Preliminary

1.	The regulations contained in Table A in the First Schedule of the Law shall not apply to the Company and the following regulations shall be the Articles of Association of the Company.

2.	In these Articles:

(a)	the following terms shall have the meanings set opposite if not inconsistent with the subject or context:

“allotment”	shares are taken to be allotted when a person acquires the unconditional right to be included in the Register of Members in respect of those shares;

“Articles”	these articles of association of the Company as from time to time amended by Special Resolution;

“Audit Committee”	the audit committee of the Company formed by the Board pursuant to Article 102 hereof, or any successor of the audit committee;

“Board” or “Board of Directors”	means the board of directors of the Company;

“clear days”	in relation to a period of notice means that period excluding both the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect;

“Clearing House”	a clearing house recognized by the laws of the jurisdiction in which shares in the capital of the Company (or depository receipts thereof) are listed or quoted on a stock exchange or interdealer quotation system in such jurisdiction;

“Company”	the above named company;

“Company’s Web-site”	means the website of the Company, its web-address or domain name;

“Compensation Committee”	the compensation committee of the Company formed by the Board pursuant to Article 102 hereof, or any successor of the compensation committee;

“Designated Stock Exchange”	the Nasdaq Capital Market and any other stock exchange or interdealer quotation system on which shares in the capital of the Company are listed or quoted;

“Directors”	means the Directors for the time being of the Company or, as the case may be, those Directors assembled as a board or as a committee of the board;

“dividend”	includes a distribution or interim dividend or interim distribution;

“electronic”	has the same meaning as in the Electronic Transactions Law (as revised);

“electronic communication”	a communication sent by electronic means, including electronic posting to the Company’s Website, transmission to any number, address or internet website (including SEC’s website) or other electronic delivery methods as otherwise decided and approved by not less than two-thirds of the vote of the Board;

“electronic record”	has the same meaning as in the Electronic Transactions Law (as revised);

“electronic signature”	has the same meaning as in the Electronic Transactions Law (as revised);

“Equity Securities”	shares and any securities convertible into or exchangeable or exercisable for shares;

“Exchange Act”	the Securities Exchange Act of 1934, as amended;

“executed”	means any mode of execution;

“holder”	in relation to any share, the Member whose name is entered in the Register of Members as the holder of the share;

“Indemnified Person”	means every Director, alternate Director, Secretary or other officer for the time being or from time to time of the Company;

“Independent Directors”	means a Director who is an independent director as defined in any Designated Stock Exchange Rules or in Rule 10A-3 under the Exchange Act, as the case may be;

“Islands”	the British Overseas Territory of the Cayman Islands;

“Law”	the Companies ~~Law~~ Act (as revised);

“Member”	has the same meaning as in the Law;

“Memorandum”	the memorandum of association of the Company as from time to time amended;

“month”	a calendar month;

“Nominating and Corporate Governance Committee”	the nominating and corporate governance committee of the Company formed by the Board pursuant to Article 102 hereof, or any successor of the nominating and corporate governance committee;

“officer”	includes a Director or a Secretary;

“Ordinary Resolution”	a resolution (i) of a duly constituted general meeting of the Company passed by a simple majority of the votes cast by, or on behalf of, the Members entitled to vote present in person or by proxy and voting at the meeting or (ii) approved in writing by all of the Members entitled to vote at a general meeting of the Company in one or more instruments each signed byone or more of the Members and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments, if more than one, is executed;

“Other Indemnitors”	means persons or entities other than the Company that may provide indemnification, advancement of expenses and/or insurance to the Indemnified Persons in connection with such Indemnified Persons involvement in the management of the Company;

“paid up”	means paid up as to the par value and any premium payable in respect of the issue of any shares and includes credited as paid up;

“Person”	any individual, corporation, general or limited partnership, limited liability company, joint stock company, joint venture, estate, trust, association, organization or any other entity or governmental entity;

“Register of Members”	the register of Members required to be kept pursuant to the Law;

“Seal”	the common seal of the Company including every duplicate seal;

“SEC”	the United States Securities and Exchange Commission of the United States of America or any other federal agency for the time being administering the Securities Act;

“Secretary”	any person appointed by the Directors to perform any of the duties of the secretary of the Company, including a joint, assistant or deputy secretary;

“Securities Act”	means the Securities Act of 1933 of the United States of America, as amended, or any similar federal statute and the rules and regulations of the SEC thereunder, all as the same shall be in effect at the time;

“share”	a share in the share capital of the Company, and includes stock (except where a distinction between shares and stock is expressed or implied) and includes a fraction of a share;

“signed”	includes an electronic signature or a representation of a signature affixed by mechanical means;

“Special Resolution”	a resolution (i) which has been passed by a majority of not less than two-thirds (or, in respect of any resolution to approve any amendments to any provisions of these Articles that relate to or have an impact upon the procedures regarding the election, appointment, removal of Directors and/or the size of the Board, by two-thirds) of such Members as, being entitled to do so, vote in person or by proxy at a general meeting of which notice specifying the intention to propose the resolution as a special resolution has been duly given or (ii) approved in writing by all of the Members entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Members and the effective date of the Special Resolution so adopted shall be the date on which the instrument or the last of such instruments, if more than one, is executed;

“subsidiary”	a company is a subsidiary of another company if that other company:

(i) holds a majority of the voting rights in it;

(ii) is a member of it and has the right to appoint or remove a majority of its board of directors; or

	(iii)	is a member of it and controls alone, pursuant to an agreement with other members, a majority of the voting rights in it; or

	(iv)	is a subsidiary of a company which is itself a subsidiary of that other company. For the purpose of this definition the expression “company” includes any body corporate established in or outside of the Islands;

“Transfer”	with respect to any Equity Securities of the Company, any sale, assignment, Lien, hypothecation, pledge, conveyance in trust, gift, transfer by bequest, devise or descent, or other transfer or disposition of any kind, including, but not limited to, transfers pursuant to divorce or legal separation, transfers to receivers,levying creditors, trustees or receivers in bankruptcy proceedings or general assignees for the benefit of creditors, whether voluntary, involuntarily or by operation of law, directly or indirectly (including the Transfer of a controlling interest in any entity the assets of which consist at least in part of Equity Securities). “transferor” and “transferee” have meanings corresponding to the foregoing;

“Treasury Share”	means a Share held in the name of the Company as a treasury share in accordance with the Law;

“U.S. Person”	means a Director who is citizen or resident of the United States of America;

“written” and “in writing”	includes all modes of representing or reproducing words in visible form including in the form of an electronic record;

(b)	unless the context otherwise requires, words or expressions defined in the law shall have the same meanings herein but excluding any statutory modification thereof not in force when these Articles become binding on the Company;

(c)	unless the context otherwise requires:

(i)	words importing the singular number shall include the plural number and vice-versa;

(ii)	words importing the masculine gender only shall include the feminine gender; and

(iii)	words importing persons only shall include companies or associations or bodies of person whether incorporated or not;

(d)	the word “may” shall be construed as permissive and the word “shall” shall be construed as imperative;

(e)	the headings herein are for convenience only and shall not affect the construction of these Articles;

(f)	references to statutes are, unless otherwise specified, references to statutes of the Islands and, subject to paragraph (b) above, include any statutory modification or re-enactment thereof for the time being in force; and

(g)	where an Ordinary Resolution is expressed to be required for any purpose, a Special Resolution is also effective for that purpose.

Commencement of Business

3.	The business of the Company may be commenced as soon after incorporation as the Directors shall see fit, notwithstanding that only some of the shares may have been allotted.

4.	The Directors may pay, out of the capital or any other monies of the Company, all expenses incurred in or about the formation and establishment of the Company including the expenses of registration.

Situation of offices of the Company

5.	(a)	The registered office of the Company shall be at such address in the Islands as the Directors shall from time to time determine.

	(b)	The Company, in addition to its registered office, may establish and maintain such other offices, places of business and agencies in the Islands and elsewhere as the Directors may from time to time determine.

Shares

6.	(a)	Subject to the rules of any Designated Stock Exchange and to the provisions, if any, in the Memorandum and these Articles, the Directors have general and unconditional authority to allot, grant options over, offer or otherwise deal with or dispose of any unissued shares in the capital of the Company without the approval of holders of Shares (whether forming part of the original or any increased share capital), either at a premium or at par, with or without preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise and to such persons, on such terms and conditions, and at such times as the Directors may decide, but so that no share shall be issued at a discount, except in accordance with the provisions of the Law. In particular and without prejudice to the generality of the foregoing, the Board is hereby empowered to authorize by resolution or resolutions from time to time and without the approval of holders of Shares the issuance of one or more classes or series of preferred Shares, to cause to be issued such preferred shares and to fix the designations, powers, preferences and relative, participating, optional and other rights, if any, and the qualifications, limitations and restrictions thereof, if any, including, without limitation, the number of shares constituting each such class or series, dividend rights, conversion rights, redemption privileges, voting powers, full or limited or no voting powers, and liquidation preferences, and to increase or decrease the size of any such class or series (but not below the number of Shares of any class or series of preferred Shares then outstanding) to the extent permitted by Law. Without limiting the generality of the foregoing, the resolution or resolutions providing for the establishment of any class or series of preferred shares may, to the extent permitted by law, provide that such class or series shall be superior to, rank equally with or be junior to the preferred Shares of any other class or series.

	(b)	The Company shall not issue shares or warrants to bearer.

	(c)	Subject to the rules of any Designated Stock Exchange, the Directors have general and unconditional authority to issue warrants or convertible securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of shares or securities in the capital of the Company to such persons, on such terms and conditions, and at such times as the Directors may decide.

	(d)	The Company may issue fractions of a share of any class and a fraction of a share shall be subject to and carry the corresponding fraction of liabilities (whether with respect to nominal or par value, premium, contribution, calls or otherwise howsoever), limitations, preferences, privileges, qualifications, restrictions, rights and other attributes of a whole share of that class of shares.

7.	The Company may, in so far as the Law permits, pay a commission to any person in consideration of his subscribing or agreeing to subscribe, whether absolutely or conditionally, or procuring or agreeing to procure subscriptions (whether absolute or conditional) for any shares in the capital of the Company. Such commissions may be satisfied by the payment of cash or the allotment of fully or partly paid up shares or partly in one way and partly in the other. The Company may also, on any issue of shares, pay such brokerage fees as may be lawful.

8.	Except as required by law, no person shall be recognised by the Company as holding any share upon any trust, and the Company shall not be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share (except only as by these Articles or by law otherwise provided) or any other rights in respect of any share except an absolute right to the entirety thereof in the holder.

9.	(a)	If at any time the share capital is divided into different classes of shares, the rights attached to any class of shares (unless otherwise provided by these Articles or the terms of issue of the shares of that class) may be varied with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a Special Resolution passed at a separate general meeting of the holders of the shares of that class. To every such separate general meeting, the provisions of these Articles relating to general meetings shall mutatis mutandis apply, but so that the necessary quorum shall be any one or more persons holding or representing by proxy not less than one-third of the issued shares of the class and that any holder of shares of the class present in person or by proxy may demand a poll;

	(b)	The rights conferred upon the holders of the shares of any class shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

10.	The Directors may accept contributions to the capital of the Company otherwise than in consideration of the issue of shares and the amount of any such contribution shall, unless otherwise agreed at the time of such contribution is made, be treated as share premium and shall be subject to the provisions of the Law and these Articles applicable to share premium.

Share Certificates

11.	A Member shall only be entitled to a share certificate if the Directors resolve that share certificates shall be issued. Share certificates representing Shares, if any, shall be in such form as the Directors may determine. Share certificates shall be signed by one or more Directors or other person authorised by the Directors. The Directors may authorise certificates to be issued with the authorised signature(s) affixed by mechanical process. All certificates for Shares shall be consecutively numbered or otherwise identified and shall specify the Shares to which they relate. All certificates surrendered to the Company for transfer shall be cancelled and subject to the Articles and no new certificate shall be issued until the former certificate representing a like number of relevant Shares shall have been surrendered and cancelled.

12.	Every share certificate of the Company shall bear legends required under the applicable laws, including the Securities Act.

13.	If a share certificate is defaced, worn-out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and payment of the expenses reasonably incurred by the Company in investigating evidence as the Directors may determine but otherwise free of charge, and (in the case of defacement or wearing-out) on delivery to the Company of the old certificate.

Lien

14.	The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys (whether presently payable or not) payable at a fixed time or called in respect of that share. The Directors may at any time declare any share to be wholly or in part exempt from the provisions of this Article. The Company’s lien on a share shall extend to any amount in respect of it.

15.	The Company may sell in such manner as the Directors determine any shares on which the Company has a lien if a sum in respect of which the lien exists is presently payable and is not paid within fourteen (14) clear days after notice has been given to the holder of the share or to the person entitled to it in consequence of the death or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the shares may be sold.

16.	To give effect to a sale the Directors may authorise some person to execute an instrument of transfer of the shares sold to, or in accordance with the directions of, the purchaser. The title of the transferee to the shares shall not be affected by any irregularity or invalidity in the proceedings in reference to the sale.

17.	The net proceeds of the sale, after payment of the costs, shall be applied in payment of so much of the sum for which the lien exists as is presently payable, and any residue shall (upon surrender to the Company for cancellation of the certificate for the shares sold and subject to a like lien for any moneys not presently payable as existed upon the shares before the sale) be paid to the person entitled to the shares at the date of the sale.

Calls on shares and Forfeiture

18.	Subject to the terms of allotment, the Directors may make calls upon the Members in respect of any moneys unpaid on their shares (whether in respect of nominal value or premium) and each Member shall (subject to receiving at least fourteen (14) clear days’ notice specifying when and where payment is to be made) pay to the Company as required by the notice the amount called on his shares. A call may be required to be paid by installments. A call may, before receipt by the Company of any sum due thereunder, be revoked in whole or in part and payment of a call may be postponed in whole or in part. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the shares in respect of which the call was made.

19.	A call shall be deemed to have been made at the time when the resolution of the Directors authorising the call was passed.

20.	The joint holders of a share shall be jointly and severally liable to pay all calls in respect of the share.

21.	If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the share or in the notice of the call or, if no rate is fixed, at an annual rate of ten percent (10%) but the Directors may waive payment of the interest wholly or in part.

22.	An amount payable in respect of a share on allotment or at any fixed date, whether in respect of nominal value or premium or as an installment of a call, shall be deemed to be a call, and if it is not paid when due all the provisions of the Articles shall apply as if that amount had become due and payable by virtue of a call.

23.	Subject to the terms of allotment, the Directors may make arrangements on the issue of shares for a difference between the holders in the amounts and times of payment of calls on their shares.

24.	If a call remains unpaid after it has become due and payable the Directors may give to the person from whom it is due not less than fourteen (14) clear days’ notice requiring payment of the amount unpaid, together with any interest which may have accrued. The notice shall name the place where payment is to be made and shall state that if the notice is not complied with the shares in respect of which the call was made will be liable to be forfeited.

25.	If the notice is not complied with any share in respect of which it was given may, before the payment is required by the notice has been made, be forfeited by a resolution of the Directors and the forfeiture shall include all dividends or other moneys payable in respect of the forfeited shares and not paid before the forfeiture.

26.	Subject to the provisions of the Law, a forfeited share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Directors determine either to the person who was before the forfeiture the holder or to any other person, and at any time before a sale, re-allotment or other disposition, the forfeiture may be canceled on such terms as the Directors think fit. Where for the purposes of its disposal a forfeited share is to be transferred to any person the Directors may authorize any person to execute an instrument of transfer of the share to that person.

27.	A person any of whose shares have been forfeited shall cease to be a Member in respect of them and shall surrender to the Company for cancellation the certificate for the shares forfeited but shall remain liable to the Company for all moneys which at the date of forfeiture were presently payable by him to the Company in respect of those shares with interest at the rate at which interest was payable on those moneys before the forfeiture or, if no interest was so payable, at an annual rate of ten percent (10%) from the date of forfeiture until payment but the Directors may waive payment wholly or in part or enforce payment without any allowance for the value of the shares at the time of forfeiture or for any consideration received on their disposal.

28.	A statutory declaration by a Director or the Secretary that a share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share and the declaration shall (subject to the execution of an instrument of transfer if necessary) constitute a good title to the share and the person to whom the share is disposed of shall not be bound to see to the application of the consideration, if any, nor shall his title to the share be affected by any irregularity in or invalidity of the proceedings in reference to the forfeiture or disposal of the share.

Transfer of Shares

29.	Subject to these Articles, any Member may transfer all or any of his shares by an instrument of transfer in the usual or common form or in a form prescribed by any Designated Stock Exchange or in any other form approved by the Board and may be under hand or, if the transferor or transferee is a Clearing House, by hand or by electronic machine imprinted signature or by such other manner of execution as the Board may approve from time to time.

30.	The instrument of transfer shall be executed by or on behalf of the transferor and the transferee provided that the Board may dispense with the execution of the instrument of transfer by the transferee in any case which it thinks fit in its discretion to do so. Without prejudice to Article 29, the Board may also resolve, either generally or in any particular case, upon request by either the transferor or transferee, to accept mechanically executed transfers. The transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the Register of Members in respect thereof. Nothing in these Articles shall preclude the Board from recognizing a renunciation of the allotment or provisional allotment of any share by the allottee in favour of some other person.

31.	(1) The Board may, in its absolute discretion, and without giving any reason therefore, refuse to register a transfer of any share that is not a fully paid up share to a person of whom it does not approve, or any share issued under any share incentive scheme for employees upon which a restriction on transfer imposed thereby still subsists, and it may also, without prejudice to the foregoing generality, refuse to register a transfer of any share to more than four joint holders or a transfer of any share that is not a fully paid up share on which the Company has a lien.

(2) The Board may, in its absolute discretion, and without giving any reason therefore, determine that the Company shall maintain one or more branch registers of Members in accordance with the Law. The Board may also, in its absolute discretion, and without giving any reason therefore, determine which register of Members shall constitute the principal register and which shall constitute the branch register or registers, and to vary such determination from time to time.

32.	Without limiting the generality of Article 31, the Board may decline to recognise any instrument of transfer unless:

	(a)	a fee of such maximum sum as any Designated Stock Exchange may determine to be payable or such lesser sum as the Board may from time to time require is paid to the Company in respect thereof;

	(b)	the instrument of transfer is in respect of only one class of shares;

	(c)	the Shares are fully paid and free of any lien;

	(d)	the instrument of transfer is lodged at the registered office or such other place at which the Register of Members is kept in accordance with the accompanied by any relevant share certificate(s) and/or such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer (and, if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do); and

	(e)	if applicable, the instrument of transfer is duly and properly stamped.

33.	If the Directors refuse to register a transfer of a share, they shall within one month after the date on which the transfer was lodged with the Company send to the transferee notice of the refusal.

34.	The registration of transfers of shares or of any class of shares may, after compliance with any notice requirement of any Designated Stock Exchange, be suspended and the Register of Members be closed at such times and for such periods (not exceeding in the whole thirty (30) days in any year) as the Board may determine.

35.	The Company shall be entitled to retain any instrument of transfer which is registered, but any instrument of transfer which the Directors refuse to register shall be returned to the person lodging it when notice of the refusal is given.

Transmission of Shares

36.	If a Member dies the survivor, or survivors where he was a joint holder, and his personal representatives where he was a sole holder or the only survivor of joint holders shall be the only persons recognised by the Company as having any title to his interest; but nothing in the Articles shall release the estate of a deceased Member from any liability in respect of any share which had been jointly held by him.

37.	A person becoming entitled to a share in consequence of the death or bankruptcy of a Member may, upon such evidence being produced as the Directors may properly require, elect either to become the holder of the share or to have some person nominated by him registered as the transferee. If he elects to become the holder he shall give notice to the Company to that effect. If he elects to have another person registered he shall execute an instrument of transfer of the share to that person. All the Articles relating to the transfer of shares shall apply to the notice or instrument of transfer as if it were an instrument of transfer executed by the Member and the death or bankruptcy of the Member had not occurred.

38.	A person becoming entitled to a share by reason of the death or bankruptcy of a Member shall have the rights to which he would be entitled if he were the holder of the share, except that he shall not, before being registered as the holder of the share, be entitled in respect of it to attend or vote at any meeting of the Company or at any separate meeting of the holders of any class of shares in the Company.

Changes of Capital

39.	(a)	Subject to and in so far as permitted by the provisions of the Law, the Company may from time to time by Ordinary Resolution alter or amend the Memorandum to:

(i)	increase its share capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe;

(ii)	consolidate and divide all or any of its share capital into shares of larger amounts than its existing shares;

(iii)	convert all or any of its paid up shares into stock and reconvert that stock into paid up shares of any denomination;

(iv)	sub-divide its existing shares, or any of them, into shares of smaller amounts than is fixed by the Memorandum; and

(v)	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled.

(b)	Except so far as otherwise provided by the conditions of issue, the new shares shall be subject to the same provisions with reference to the payment of calls, lien, transfer, transmission, forfeiture and otherwise as the shares in the original share capital.

40.	Whenever as a result of a consolidation of shares any Members would become entitled to fractions of a share, the Directors may, on behalf of those Members, sell the shares representing the fractions for the best price reasonably obtainable to any person (including, subject to the provisions of the Law, the Company) and distribute the net proceeds of sale in due proportion among those Members, and the Directors may authorize some person to execute an instrument of transfer of the shares to, or in accordance with the directions of the purchaser. The transferee shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

41.	The Company may by Special Resolution reduce its share capital and any capital redemption reserve in any manner and with, and subject to, any incident, consent, order or other matter required by law.

Redemption and Purchase of Own Shares

42.	Subject to the provisions of the Law and these Articles, the Company may:

	(a)	issue shares on terms that they are to be redeemed or are liable to be redeemed at the option of the Company or the Member on such terms and in such manner as the Directors may, before the issue of shares, determine;

	(b)	purchase its own shares (including any redeemable shares) in such manner and on such terms as the Directors may determine and agree with the relevant Member; and

	(c)	make a payment in respect of the redemption or purchase of its own shares in any manner authorised by the Law, including out of capital.

43.	The Directors may, when making a payment in respect of the redemption or purchase of shares, if so authorized by the terms of issue of the shares (or otherwise by agreement with the holder of such shares) make such payment in cash or in specie (or partly in one and partly in the other).

44.	Upon the date of redemption or purchase of a share, the holder shall cease to be entitled to any rights in respect thereof (excepting always the right to receive (i) the price therefore and (ii) any dividend which had been declared in respect thereof prior to such redemption or purchase being effected) and accordingly his name shall be removed from the Register of Members with respect thereto and the share shall be cancelled.

Treasury Shares

45.	The Directors may, prior to the purchase, redemption or surrender of any Share, determine that such Share shall be held as a Treasury Share.

46.	The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).

Register of Members

47.	The Company shall maintain or cause to be maintained an overseas or local Register of Members in accordance with the Law.

48.	The Directors may determine that the Company shall maintain one or more branch registers of Members in accordance with the Law. The Directors may also determine which register of Members shall constitute the principal register and which shall constitute the branch register or registers, and to vary such determination from time to time.

Closing Register of Members or Fixing Record Date

49.	For the purpose of determining Members entitled to notice of, or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any dividend or other distribution, or in order to make a determination of Members for any other purpose, the Directors may provide that the Register of Members shall be closed for transfers for a stated period which shall not in any case exceed forty (40) clear days. If the Register shall be so closed for the purpose of determining those Members that are entitled to receive notice of, attend or vote at a meeting of Members, the Register shall be so closed for at least ten (10) clear days immediately preceding such meeting and the record date for such determination shall be the date of the closure of the Register.

50.	In lieu of, or apart from, closing the Register of Members, the Directors may fix in advance or arrears a date as the record date for any such determination of Members entitled to notice of, or to vote at any meeting of the Members or any adjournment thereof, or for the purpose of determining the Members entitled to receive payment of any dividend or other distribution, or in order to make a determination of Members for any other purpose.

51.	If the Register of Members is not so closed and no record date is fixed for the determination of Members entitled to notice of, or to vote at, a meeting of Members or Members entitled to receive payment of a dividend or other distribution, the date on which notice of the meeting is sent or posted or the date on which the resolution of the Directors resolving to pay such dividend or other distribution is passed, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Article, such determination shall apply to any adjournment thereof.

General Meetings

52.	All general meetings other than annual general meetings shall be called extraordinary general meetings and the Company shall specify the meeting as such in the notices calling it.

53.	An annual general meeting of the Company shall be held in each year (other than the year in which these Articles were adopted) at such time as determined by the Board and the Company may, but shall not (unless required by the Law) be obliged to, in each year hold any other general meeting. The agenda of the annual general meeting shall include the adoption of the Company’s annual accounts, the appropriation of the Company’s profits among other items included in the agenda by the Board.

54.	At these meetings the report of the Directors (if any) shall be presented and they can take place in any other the Directors may decide.

55.	The Directors may, whenever they think fit, convene an extraordinary general meeting of the Company, and they shall on a Members’ requisition in accordance with the Articles forthwith proceed to convene an extraordinary general meeting of the Company.

56.	A Members’ requisition is a requisition of Members holding at the date of deposit of the requisition not less than two-thirds, in par value of the issued shares which as at that date carry the right to vote at general meetings of the Company.

57.	The Members’ requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the registered office, and may consist of several documents in like form each signed by one or more requisitionists.

58.	If there are no Directors as at the date of the deposit of the Members’ requisition or if the Directors do not within twenty-one days from the date of the deposit of the Members’ requisition duly proceed to convene a general meeting to be held within a further twenty-one days, the requisitionists, or any of them representing more than one-half of the total voting rights of all of the requisitionists, may themselves convene a general meeting, but any meeting so convened shall be held no later than the day which falls three months after the expiration of the said twenty-one day period.

59.	A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

60.	Notwithstanding any other provision of the Articles, the Members who requisition a meeting:

a)	May propose only Ordinary Resolutions to be considered and voted upon at such meeting; and

b)	Shall have no right to propose any resolutions with respect to the election, appointment or removal of Directors or with respect to the size of the Board of Directors.

61.	Save as set out in Articles 52 to 60, the Members have no right to propose resolutions to be considered or voted upon at annual general meetings or extraordinary general meetings of the Company.

Notice of General Meetings

62.	At least ten (10) clear days’ notice specifying the place, the day and the hour of each general meeting and the general nature of such business to be transacted thereat shall be given in the manner hereinafter provided, or in such other manner (if any) as may be prescribed by Ordinary Resolution, to such persons as are entitled to vote or may otherwise be entitled under these Articles to receive such notices from the Company; provided that a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of the Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)	in the case of an annual general meeting, by all of the Members entitled to attend and vote thereat; and

(b)	in the case of an extraordinary general meeting, by a majority in number of the Members having a right to attend and vote at the meeting, together holding not less than 95%, in par value of the Shares giving that right.

63.	The accidental omission to give notice of a general meeting to, or the non-receipt of notice of a meeting by, any person entitled to receive notice shall not invalidate the proceedings at that general meeting.

Proceedings at General Meetings

64.	No business shall be transacted at any meeting unless a quorum is present at the time when the meeting proceeds to business. Members holding not less than an aggregate of one-third in nominal value of the total issued voting shares in the Company entitled to vote upon the business to be transacted, shall be a quorum.

65.	Members may participate in a general meeting at which no special resolutions are proposed by means of conference telephone or other electronic means by which all persons participating in the meeting can hear each other and participation in a meeting pursuant to this provision shall constitute presence in person at such meeting.

~~65~~66.	If a quorum is not present within half an hour from the time appointed for the meeting to commence or if during such a meeting a quorum ceases to be present, the meeting, if convened upon a Members’ requisition, shall be dissolved and in any other case it shall stand adjourned and shall reconvene on the same day in the next week at the same time and/or place or to such other day, time and/or place as the Directors may determine, and if at the reconvened meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the Members present shall be a quorum.

~~66~~67.	If the Directors wish to make this facility available for a specific general meeting or all general meetings of the Company, participation in any general meeting of the Company may be by means of a telephone or similar communication equipment by way of which all Persons participating in such meeting can communicate with each other and such participation shall be deemed to constitute presence in person at the meeting.

~~67~~68.	The chairman of the board of Directors or in his absence some other Director nominated by the Directors shall preside as chairman of the meeting, but if neither the chairman nor such other Director (if any) is present within fifteen minutes after the time appointed for holding the meeting and willing to act, the Directors present shall elect one of their number to be chairman and, if there is only one Director present and willing to act, he shall be chairman. If no Director is willing to act as chairman, or if no Director is present within fifteen minutes after the time appointed for holding the meeting, the Members present in person or by proxy and entitled to vote shall choose one of their number to be chairman.

~~68~~69.	The order of business at each such meeting shall be as determined by the chairman of the meeting. The chairman of the meeting shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts and things as are necessary or desirable for the proper conduct of the meeting, including, without limitation, the establishment of procedures for the maintenance of order and safety, limitations on the time allotted to questions or comments on the affairs of the Company, restrictions on entry to such meeting after the time prescribed for the commencement thereof, and the opening and closing of the polls. The chairman of the meeting shall announce at each such meeting the date and time of the opening and the closing of the polls for each matter upon which the Members will vote at such meeting.

~~69~~70.	A Director shall, notwithstanding that he is not a Member, be entitled to attend and speak at any general meeting and at any separate meeting of the holders of any class of shares in the Company.

~~70~~71.	The chairman may, with the consent of any meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than business which might properly have been transacted at the meeting had the adjournment not taken place. When a meeting is adjourned for fourteen days or more, at least seven (7) clear days’ notice shall be given specifying the time and place of the adjourned meeting and the general nature of the business to be transacted. Otherwise it shall not be necessary to give any such notice.

~~71~~72.	At each meeting of the Members, all corporate actions, including the election of Directors, to be taken by vote of the Members (except as otherwise required by applicable law and except as otherwise provided in these Articles) shall be authorised by Ordinary Resolution. Where a separate vote by a class or classes or series is required, the affirmative vote of the majority of Shares of such class or classes or series present in person or represented by proxy at the meeting shall be the act of such class or series (unless provided otherwise in the resolutions providing for the issuance of such series).

~~72~~73.	At any general meeting a resolution put to the vote of the meeting shall be decided on a poll.

~~73~~74.	A poll shall be taken in such manner as the chairman directs and he may appoint scrutineers (who need not be Members) and fix a place and time for declaring the result of the poll. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

~~74~~75.	In the case of equality of votes, the chairman shall be entitled to a casting vote in addition to any other vote he may have.

~~75~~76.	Any action required or permitted to be taken at any annual or extraordinary general meetings of the Company may be taken only upon the vote of the Members at an annual or extraordinary general meeting duly noticed and convened in accordance with these Articles and the Law and may not be taken by written resolution of the Members.

~~76~~77.	If for so long as the Company has only one Member:

(a)	in relation to a general meeting, the sole Member or a proxy for that Member or (if the Member is a corporation) a duly authorized representative of that Member is a quorum and Article 64 is modified accordingly;

(b)	the sole Member may agree that any general meeting be called by shorter notice than that provided for by the Articles; and

(c)	all other provisions of the Articles apply with any necessary modification (unless the provision expressly provides otherwise).

Votes of Members

~~77~~78.	Subject to any rights or restrictions attached to any shares, every Member who (being an individual) is present in person or by proxy or (being a corporation) is present by a duly authorized representative not being himself a Member entitled to vote, shall have one vote, and on a poll every Member and every person representing a Member by proxy shall have one vote for every share of which he is the holder.

~~78~~79.	In the case of joint holders, the vote of the senior joint holder who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders; and seniority shall be determined by the order in which the names of the holders stand in the Register of Members.

~~79~~80.	A Member in respect of whom an order has been made by any court having jurisdiction (whether in the Islands or elsewhere) in matters concerning mental disorder may vote, by his receiver, curator bonis or other person authorized in that behalf appointed by that court, and any such receiver, curator bonis or other person may vote by proxy. Evidence to the satisfaction of the Directors of the authority of the person claiming to exercise the right to vote shall be received at the registered office of the Company, or at such other place as is specified in accordance with the Articles for the deposit or delivery of forms of appointment of a proxy, or in any other manner specified in the Articles for the appointment of a proxy, not less than forty-eight eight hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised and in default the right to vote shall not be exercisable.

~~80~~81.	No Member shall, unless the Directors otherwise determine, be entitled to vote at any general meeting or at any separate meeting of the holders of any class of shares in the Company, either in person or by proxy, in respect of any share held by him unless all moneys presently payable by him in respect of that share have been paid.

~~81~~82.	No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting at which the vote objected to is tendered, and every vote not disallowed at the meeting shall be valid. Any objection made in due time shall be referred to the chairman whose decision shall be final and conclusive.

~~82~~83.	Votes may be given either personally or by proxy. Deposit or delivery of a form of appointment of a proxy does not preclude a Member from attending and voting at the meeting or at any adjournment of it.

~~83~~84.	A Member entitled to more than one vote need not, if he votes, use all his votes or cast all votes he uses the same way.

~~84~~85.	Subject as set out herein, an instrument appointing a proxy shall be in writing in any usual form or in any other form which the Directors may approve and shall be executed by or on behalf of the appointor save that, subject to the Law, the Directors may accept the appointment of a proxy received in an electronic communication at an address specified for such purpose, on such terms and subject to such conditions as they consider fit. The Directors may require the production of any evidence which they consider necessary to determine the validity of any appointment pursuant to this Article.

~~85~~86.	The form of appointment of a proxy and any authority under which it is executed or a copy of such authority certified notarially or in some other way approved by the Directors may:

	(a)	in the case of an instrument in writing, be left at or sent by post to the registered office of the Company or such other place within the Islands as is specified in the notice convening the meeting or in any form of appointment of proxy sent out by the Company in relation to the meeting at any time before the time for holding the meeting or adjourned meeting at which the person named in the form of appointment of proxy proposes to vote;

(b)	in the case of an appointment of a proxy contained in an electronic communication, where an address has been specified by or on behalf of the Company for the purpose of receiving electronic communications:

(i)	in the notice convening the meeting; or

(ii)	in any form of appointment of a proxy sent out by the Company in relation to the meeting; or

(iii)	in any invitation contained in an electronic communication to appoint a proxy issued by the Company in relation to the meeting;

be received at such address at any time before the time for holding the meeting or adjourned meeting at which the person named in the form of appointment of proxy proposes to vote;

(c)	in the case of a poll taken more than forty-eight eight hours after it is demanded, be deposited or delivered as required by paragraphs (a) or (b) of this Article after the poll has been demanded and at any time before the time appointed for the taking of the poll; or

(d)	where the poll is taken immediately but is taken not more than forty-eight eight hours after it was demanded, be delivered at the meeting at which the poll was demanded to the chairman or to the secretary or to any Director;

and a form of appointment of proxy which is not deposited or delivered in accordance with this Article is invalid.

~~86~~87.	Any corporation or other non-natural person which is a Member of the Company may in accordance with its constitutional documents, or in the absence of such provision by resolution of its directors or other governing body, authorize such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members, and the person so authorized shall be entitled to exercise the same powers on behalf of the corporation which he represents as the corporation could exercise if it were an individual Member.

~~87~~88.	A vote or poll demanded by proxy or by the duly authorized representative of a corporation shall be valid notwithstanding the previous determination of the authority of the person voting or demanding a poll unless notice of the determination was received by the Company at the registered office of the Company or, in the case of a proxy, any other place specified for delivery or receipt of the form of appointment of proxy or, where the appointment of a proxy was contained in an electronic communication, at the address at which the form of appointment was received, before the commencement of the meeting or adjourned meeting at which the vote is given or the poll demanded or (in the case of a poll taken otherwise than on the same day as the meeting or adjourned meeting) the time appointed for taking the poll.

Number of Directors

~~88~~89.	The Board shall consist of such number of Directors as a majority of the Directors then in office may determine from time to time, provided that, unless otherwise determined by the Members in a general meeting acting by Special Resolution, the Board shall consist of not less than five (5) Directors, and subject always to the rights (if any) of the holders of preferred shares (if any) to elect additional directors under specified circumstances.

~~89~~90.	The Board of Directors shall have a chairman of the Board of Directors elected and appointed by a majority of the Directors then in office. The Directors may also elect a vice-chairman of the Board of Directors. The period for which the chairman and the vice-chairman shall hold office shall also be determined by a majority of all of the Directors then in office. The chairman of the Board of Directors shall preside as chairman at every meeting of the Board of Directors. To the extent the chairman of the Board of Directors is not present at a meeting of the Board of Directors, the vice-chairman of the Board of Directors (if any), or in his absence, the attending Directors may choose one Director to be the chairman of the meeting. Observed Article 122 below, the chairman of the Board of Directors’ voting rights as to the matters to be decided by the Board of Directors shall be the same as other Directors.

~~90~~91.	The Board may, from time to time, and except as required by applicable law or the listing rules of any Designated Stock Exchange, adopt, institute, amend, modify or revoke the corporate governance policies or initiatives, which shall be intended to set forth the policies of the Company and the Board on various corporate governance related matters as the Board shall determine by resolution from time to time.

Alternate Directors

~~91~~92.	Any Director (but not an alternate Director) may by writing appoint any other Director, or any other person willing to act, to be an alternate Director and by writing may remove from office an alternate Director so appointed by him.

~~92~~93.	An alternate Director shall be entitled to receive notice of all meetings of Directors and of all meetings of committees of Directors of which his appointor is a member, to attend and vote at every such meeting at which the Director appointing him is not personally present, to sign any written resolution of the Directors, and generally to perform all the functions of his appointor as a Director in his absence.

~~93~~94.	An alternate Director shall cease to be an alternate Director if his appointor ceases to be a Director.

~~94~~95.	Any appointment or removal of an alternate Director shall be by notice to the Company signed by the Director making or revoking the appointment or in any other manner approved by the Directors.

~~95~~96.	Subject to the provisions of the Articles, an alternate Director shall be deemed for all purposes to be a Director and shall alone be responsible for his own acts and defaults and shall not be deemed to be the agent of the Director appointing him.

Proxy Directors

~~96~~97.	(a)	A Director but not an alternate Director may be represented at any meetings of the Board of Directors by a proxy appointed by him in which event the presence or vote of the proxy shall for all purposes be deemed to be that of the Director.

	(b)	The provisions of Articles 82 to 87 shall mutatis mutandis apply to the appointment of proxies by Directors.

Any person appointed as a proxy pursuant to paragraph (a) above shall be the agent of the Director, and not an officer of the Company.

Powers of Directors

~~97~~98.	Subject to the provisions of the Law, the Memorandum and the Articles, and to any directions given by Ordinary Resolution and the listing rules of any Designated Stock Exchange, the business of the Company shall be managed by the Directors who may exercise all the powers of the Company. No alteration of the Memorandum or Articles and no such direction shall invalidate any prior act of the Directors which would have been valid if that alteration had not been made or that direction had not been given. The powers given by this Article shall not be limited by any special power given to the Directors by the Articles and a meeting of Directors at which a quorum is present may exercise all powers exercisable by the Directors.

~~98~~99.	The Board may exercise all the powers of the Company to raise capital or borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company and, subject to the Law, to issue debentures, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

Delegation of Directors’ Powers

100~~99~~.	Subject to these Articles, the Directors may from time to time appoint any Person, whether or not a director of the Company, to hold such office in the Company as the Directors may think necessary for the administration of the Company, including without prejudice to the foregoing generality, the office of the chief executive officer, chief operating officer and chief financial officer, one or more vice presidents, managers or controllers, and for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another), and with such powers and duties as the Directors may think fit.

~~100~~101.	The Directors may, by power of attorney or otherwise, appoint any person to be the agent of the Company for such purposes and on such conditions as they determine, including authority for the agent to delegate all or any of his powers.

~~101~~102.	Subject to applicable law and the listing rules of any Designated Stock Exchange, the Directors may delegate any of their powers to any committee (including, without limitation, an Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee), consisting of one or more Directors. They may also delegate to any managing Director or any Director holding any other executive office such of their powers as they consider desirable to be exercised by him. Any such delegation may be made subject to any conditions the Directors may impose, and either collaterally with or to the exclusion of its own powers and may be revoked or altered. Subject to any such conditions, the proceedings of a committee with two or more Members shall be governed by the provisions of the Articles regulating the proceedings of Directors so far as they are capable of applying. Where a provision of the Articles refers to the exercise of a power, authority or discretion by the Directors and that power, authority or discretion has been delegated by the Directors to a committee, the provision shall be construed as permitting the exercise of the power, authority or discretion by the committee.

~~102~~103.	The Board may establish an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee and, if such committees are established, it shall adopt formal written charters for such committees and review and assess the adequacy of such formal written charters on an annual basis. Each of these committees shall be empowered to do all things necessary to exercise the rights of such committee set forth in these Articles and shall have such powers as the Board may delegate pursuant to Article 101. Each of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee, if established, shall consist of such number of directors as the Board shall from time to time determine (or such minimum number as may be required from time to time by any Designated Stock Exchange). For so long as any class of Shares are listed on a Designated Stock Exchange, the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee shall be made up of such number of Independent Directors as required from time to time by any Designated Stock Exchange Rules or otherwise required by applicable law.

Appointment, Disqualification and Removal of Directors

~~103~~104.	The first directors shall be appointed in writing by the subscriber or subscribers to the Memorandum.

~~104~~105.	Each Director shall hold office until his successor is duly elected or appointed or his earlier resignation or removal notwithstanding any agreement between the Company and such Director. Directors are eligible for re- election.

~~105~~106.	Subject to Article 111, any vacancies on the Board arising other than upon the expiry of a Director’s term at an annual general meeting can be filled only by the affirmative vote of a simple majority of the remaining Directors holding office (notwithstanding that the remaining Directors may constitute less than a quorum) appointing an interim Director to fill such vacancy until the next annual general meeting of Shareholders. Additions to the existing Board can be filled only by the affirmative vote of a simple majority of the remaining Directors holding office (notwithstanding that the remaining Directors may constitute less than a quorum).

~~106~~107.	Members do not have the right to nominate, elect or remove Directors, or to fill any Board vacancies arising other than upon the expiry of a Director’s term at an annual general meeting pursuant to Article 103.

~~107~~108.	There is no age limit for Directors of the Company.

~~108~~109.	No shareholding qualification shall be required for a Director. A Director who is not a Member shall nevertheless be entitled to receive notice of and to attend and speak at general meetings of the Company.

~~109~~110.	The Board must at all times comply with the residency and citizenship requirements of U.S. securities laws applicable to foreign private issuers and shall at no time have a majority of Directors who are U.S. Persons. Notwithstanding any other provision in these Articles, no appointment or election of a U.S. Person as a Director shall be permitted if such appointment or election would have the effect of creating a majority of Directors who are U.S. Persons, and any such appointment or election shall be disregarded for all purposes.

~~110~~111.	The office of a Director shall be vacated if:

(a)	he becomes prohibited by law from being a Director;

(b)	he becomes bankrupt or makes any arrangement or composition with his creditors generally;

(c)	he dies, or is, in the opinion of all his co-Directors, incapable by reason of mental disorder of discharging his duties as Director;
(d)	he resigned his office by notice to the Company;

(e)	he has for more than six months been absent without permission of the Directors from meetings of Directors held during that period and the Directors resolve that his office be vacated;

~~111~~112.	In the event of a vacancy, a replacement Director shall be nominated by a simple majority of the remaining Directors holding office, or if a Nominating and Corporate Governance Committee has been established, by such committee, upon which the remaining Directors holding office may elect and appoint any such nominee as an interim Director pursuant to Article 105.

Remuneration of Directors

~~112~~113.	The Directors shall be entitled to such remuneration as the Board may determine and, unless otherwise determined, the remuneration shall be deemed to accrue from day to day. If established, the Compensation Committee will assist the Board in reviewing and approving compensation decisions.

~~113~~114.	A Director who, at the request of the Directors, goes or resides outside of the Islands, makes a special journey or performs a special service on behalf of the Company may be paid such reasonable additional remuneration (whether by way of salary, percentage of profits or otherwise) and expenses as the Directors may decide.

Directors’ Expenses

~~114~~115.	The Directors may be paid all traveling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of Directors or committees of Directors or general meetings or separate meetings of the holders of any class of shares or of debentures of the Company or otherwise in connection with the discharge of their duties.

Directors’ Appointments and Interests

~~115~~116.	The Directors may appoint one or more of their body to the office of managing Director or to any other executive office under the Company, and the Company may enter into an agreement or arrangement with any Director for his/her employment, subject to applicable law and any listing rules of the SEC or any Designated Stock Exchange, or for the provision by him of any services outside the scope of the ordinary duties of a Director. Any such appointment, agreement or arrangement may be made upon such terms as the Directors determine and they may remunerate any such Director for his services as they think fit. Any appointment of a Director to an executive office shall terminate automatically if he ceases to be a Director but without prejudice to any claim to damages for breach of the contract of service between the Director and the Company.

~~116~~117.	Subject to the Law and listing rules of any Designated Stock Exchange, if he has disclosed to the Directors the nature and extent of any material interest of his, a Director notwithstanding his office:

	(a)	may be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise interested;

	(b)	may be a Director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by the Company or in which the Company is otherwise interested; and

	(c)	shall not, by reason of his office, be accountable to the Company for any benefit which he derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

~~117~~118.	For the purposes of the preceding Article:

	(a)	a general notice given to the Directors that a Director is to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that the Director has an interest in any such transaction of the nature and extent so specified; and

	(b)	an interest of which a Director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.

~~118~~119.	A Director must disclose any material interest pursuant to the Articles, and such Director may not vote at any meeting of Directors or of a committee of Directors on any resolution concerning a matter in which he has, directly or indirectly, an interest or duty. The Director shall be counted in the quorum present at a meeting when any such resolution is under consideration and such resolution may be passed by a majority of the disinterested Directors present at the meeting even if such disinterested Directors together constitute less than a quorum.

~~119~~120.	Notwithstanding the foregoing, no “Independent Director” as defined in the rules of any Designated Stock Exchange or in Rule 10A-3 under the Exchange Act, and with respect of whom the Board has determined constitutes an “Independent Director” for purposes of compliance with applicable law or the Company’s listing requirements, shall without the consent of the Audit Committee take any of the foregoing actions or any other action that would reasonably be likely to affect such Director’s status as an “Independent Director” of the Company.

Directors’ Gratuities and Pensions

~~120~~121.	The Directors may provide benefits, whether by the payment of gratuities or pensions or by insurance or otherwise, for any existing Director or any Director who has held but no longer holds any executive office or employment with the Company or with any body corporate which is or has been a subsidiary of the Company or a predecessor in business of the Company or of any such subsidiary, and for any member of his family (including a spouse and a former spouse) or any person who is or was dependent on him, and may (as well before as after he ceases to hold such office or employment) contribute to any fund and pay premiums for the purchase or provision of any such benefit.

Proceedings of Directors

~~121~~122.	The quorum for the transaction of the business of the Directors may be fixed by the Directors, and unless so fixed shall be equal to a majority of the Directors then holding office if there are two or more Directors, and shall be one if there is only one Director. A person who holds office as an alternate Director shall, if his appointor is not present, be counted in the quorum. A Director who also acts as an alternate Director shall, if his appointor is not present, count twice towards the quorum.

~~122~~123.	Subject to the provisions of the Articles, the Directors may regulate their proceedings as they determine is appropriate. Questions arising at any meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a second or casting vote. A Director who is also an alternate Director shall be entitled in the absence of his appointor to a separate vote on behalf of his appointor in addition to his own vote.

~~123~~124.	Meetings of the Directors shall be held at least once every calendar quarter and shall take place either in China or in the United States or elsewhere previously agreed among the Directors. A person may participate in a meeting of the Directors or any committee of Directors by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other at the same time. Participation by a person in a meeting in this manner is treated as presence in person at that meeting and is counted in a quorum and entitled to vote.

~~124~~125.	A resolution in writing (in one or more counterparts) signed by all the Directors or all the members of a committee of the Directors (an alternate Director being entitled to sign such a resolution on behalf of his appointor and if such alternate Director is also a Director, being entitled to sign such resolution both on behalf of his appointer and in his capacity as a Director) shall be as valid and effectual as if it had been passed at a meeting of the Directors, or committee of Directors as the case may be, duly convened and held.

~~125~~126.	A Director or alternate Director may, or other officer of the Company on the direction of a Director or alternate Director shall, call a meeting of the Directors by at least five (5) clear days’ notice in writing to every Director and alternate Director which notice shall set forth the general nature of the business to be considered unless notice is waived by all the Directors (or their alternates) either at, before or after the meeting is held. To any such notice of a meeting of the Directors all the provisions of the Articles relating to the giving of notices by the Company to the Members shall apply mutatis mutandis.

~~126~~127.	The continuing Directors (or a sole continuing Director, as the case may be) may act notwithstanding any vacancy in their body, but if and so long as their number is reduced below the number fixed by or pursuant to the Articles as the necessary quorum of Directors the continuing Directors or Director may act for the purpose of increasing the number of Directors to be equal to such fixed number, or of summoning a general meeting of the Company, but for no other purpose.

~~127~~128.	The Directors may elect a chairman of their board and determine the period for which he is to hold office; but if no such chairman is elected, or if at any meeting the chairman is not present within thirty minutes after the time appointed for the meeting to commence, the Directors present may choose one of their number to be chairman of the meeting.

~~128~~129.	All acts done by any meeting of the Directors or of a committee of the Directors (including any person acting as an alternate Director) shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any Director or alternate Director, and/or that they or any of them were disqualified, and/or had vacated their office and/or were not entitled to vote, be as valid as if every such person had been duly appointed and/or not disqualified to be a Director or alternate Director and/or had not vacated their office and/or had been entitled to vote, as the case may be.

~~129~~130.	A Director who is present at a meeting of the Directors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the secretary of the meeting before the adjournment thereof or shall forward such dissent by registered mail to the Company immediately after the conclusion of the meeting. Such right to dissent shall not apply to a Director who voted in favour of such action.

Secretary and other officers

~~130~~131.	The Directors may by resolution appoint a Secretary and may by resolution also appoint such other officers as may from time to time be required upon such terms as the duration of office, remuneration and otherwise as they may think fit. Such Secretary or other officers need not be Directors and in the case of the other officers may be ascribed such titles as the Directors may decide. The Directors may by resolution remove any Secretary or other officer appointed pursuant to this Article.

Minutes

~~131~~132.	The Directors shall cause minutes to be made in books kept for the purposes of recording:

	(a)	all appointments of officers made by the Directors; and

	(b)	all resolutions and proceedings of meetings of the Company, of the holders of any class of shares in the Company, and of the Directors, and of committees of Directors, including the names of the Directors present at each such meeting.

Seal

~~132~~133.	(a)	The Company may, if the Directors so determine, have a Seal. The Seal shall only be used by the authority of the Directors or of a committee of Directors authorised by the Directors. The Directors may determine who shall sign any instrument to which the Seal is affixed, and unless otherwise so determined every such instrument shall be signed by a Director and by the Secretary or by a second Director.

	(b)	The Company may have for use in any place or places outside the Islands a duplicate Seal or Seals, each of which shall be a reproduction of the Seal of the Company and, if the Directors so determine, shall have added on its face the name of every place where it is to be used.

	(c)	The Directors may by resolution determine (i) that any signature required by this Article need not be manual, but may be affixed by some other method or system of reproduction or mechanical or electronic signature and/or; (ii) that any document may bear a printed reproduction of the Seal in lieu of affixing the Seal thereto.

	(d)	No document or deed otherwise duly executed and delivered by or on behalf of the Company shall be regarded as invalid merely because at the date of the delivery of the deed or document, the Director, Secretary or other officer or person who shall have executed the same or affixed the Seal thereto, as the case may be, for and on behalf of the Company shall have ceased to hold such office and authority on behalf of the Company.

Dividends

~~133~~134.	Subject to the provisions of the Law, the Company may by Ordinary Resolution declare dividends (including interim dividends) in accordance with the respective rights of the Members, but no dividend shall exceed the amount recommended by the Directors.

~~134~~135.	Subject to the provisions of the Law, the Directors may declare dividends in accordance with the respective rights of the Members and authorize payment of the same out of the funds of the Company lawfully available therefore. If at any time the share capital is divided into different classes of shares the Directors may pay dividends on shares which confer deferred or non-preferred rights with regard to dividends as well as on shares which confer preferential rights with regard to dividends, but no dividend shall be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrears. The Directors may also pay at intervals settled by them any dividend payable at a fixed rate if it appears that there are sufficient funds of the Company lawfully available for distribution to justify the payment. Provided the Directors act in good faith they shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of a dividend on any shares having deferred or non- preferred rights.

~~135~~136.	The Directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for meeting contingencies, or for equalising dividends or for any other purpose to which those funds may be properly applied and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investments (other than shares in the capital of the Company) as the Directors may from time to time think fit.

~~136~~137.	Except as otherwise provided by the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid. All dividends shall be paid in proportion to the number of shares a Member holds during any portion or portions of the period in respect of which the dividend is paid; but, if any share is issued on terms providing that it shall rank for dividend as from a particular date, that share shall rank for dividend accordingly.

~~137~~138.	The Directors may deduct from a dividend or other amounts payable to a person in respect of a share any amounts due from him to the Company on account of a call or otherwise in relation to a share.

~~138~~139.	Any Ordinary Resolution, or Directors’ resolution declaring a dividend may direct that it shall be satisfied wholly or partly by the distribution of assets and, where any difficulty arises in regard to such distribution, the Directors may settle the same and in particular may issue fractional certificates and fix the value for distribution of any assets and may determine that cash shall be paid to any Member upon the footing of the value so fixed in order to adjust the rights of Members and may vest any assets in trustees.

~~139~~140.	Any dividend or other moneys payable on or in respect of a share may be paid by cheque sent by post to the registered address of the person entitled or, if two or more persons are the holders of the share or are jointly entitled to it by reason of the death or bankruptcy of the holder, to the registered address of that one of those persons who is first named in the Register of Members or to such person and to such address as the person or persons entitled may in writing direct. Subject to any applicable law or regulations, every cheque shall be made payable to the order of the person or persons entitled or to such other person as the person or persons entitled may in writing direct and payment of the cheque shall be a good discharge to the Company. Any joint holder or other person jointly entitled to a share as aforesaid may give receipts for any dividend or other moneys payable in respect of the share.

~~140~~141.	No dividend or other moneys payable in respect of a share shall bear interest against the Company unless otherwise provided by the rights attached to the share.

~~141~~142.	Any dividend which has remained unclaimed for six years from the date when it became due for payment shall, if the Directors so resolve, be forfeited and cease to remain owing by the Company.

Accounting Records and Audit

~~142~~143.	The books of account relating to the Company’s affairs shall be kept in such manner as may be determined from time to time by the Directors. The books of account shall be kept at the registered office, or at such other place or places as the Directors think fit, and shall always be open to the inspection of the Directors.

~~143~~144.	The Directors may from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Members not being Directors, and no Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by applicable law, listing rules of any Designated Stock Exchange, or authorized by the Directors or by Ordinary Resolution.

~~144~~145.	Subject to Article 143, a printed copy of the Directors’ report, accompanied by the consolidated statements of financial position, profit or loss, comprehensive income (loss), cash flows and changes in shareholders’ equity, including every document required by the Law to be annexed thereto, made up to the end of the applicable financial year, shall be sent to each person entitled thereto at least ten (10) days before the date of the general meeting and laid before the Company at the annual general meeting held in accordance with Article 53 provided that this Article 144 shall not require a copy of those documents to be sent to any person whose address the Company is not aware or to more than one of the joint holders of any shares.

~~145~~146.	The requirement to send to a person referred to in Article 144 the documents referred to in that Article shall be deemed satisfied where, in accordance with all applicable laws, rules and regulations, including, without limitation, the rules of any Designated Stock Exchange, the Company publishes copies of the documents referred to in Article 144 on the Company’s Web-sites, transmits it to SEC’s website or in any other permitted manner (including by sending any other form of electronic communication), and that person has agreed or is deemed by the Company to have agreed to treat the publication or receipt of such documents in such manner as discharging the Company’s obligation to send to him a copy of such documents.

~~146~~147.	Respected Article 147 below, subject to the applicable law and rules of any Designated Stock Exchange, the accounts relating to the Company’s affairs shall be audited in such manner as may be determined from time to time by the Company by Ordinary Resolution or failing any such determination by the Directors or failing any determination as aforesaid shall not be audited.

~~147~~148.	The Audit Committee (or in the absence of such an Audit Committee, the Board) shall appoint an auditor of the Company who shall hold office until removed from office by a resolution of the Audit Committee (or the Board, as applicable) and shall fix his or their remuneration.

~~148~~149.	Every auditor of the Company shall have a right of access at all times to the books and accounts of the Company and shall be entitled to require from the Directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of the auditors.

Capitalisation of Profits

~~149~~150.	The Directors may:

	(a)	subject as provided in this Article, resolve to capitalize any undivided profits of the Company not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of the Company’s share premium account or capital redemption reserve;

	(b)	appropriate the sum resolved to be capitalised to the Members who would have been entitled to it if it were distributed by way of dividend and in the same proportions and apply such sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares or debentures of the Company of a nominal amount equal to such sum, and allot the shares or debentures credited as fully paid to those Members, or as they may direct, in those proportions, or partly in one way and partly in the other;

	(c)	resolve that any shares so allotted to any Member in respect of a holding by him of any partly-paid shares rank for dividend, so long as such shares remain partly paid, only to the extent that such partly paid shares rank for dividend;

	(d)	make such provision by the issue of fractional certificates or by payment in cash or otherwise as they determine in the case of shares or debentures becoming distributable under this Article in fractions; and

	(e)	authorize any person to enter on behalf of all the Members concerned into an agreement with the Company providing for the allotment of them respectively, credited as fully paid, of any shares or debentures to which they may be entitled upon such capitalization, any agreement made under such authority being binding on all such Members.

Share Premium Account

~~150~~151.	The Directors shall in accordance with Section 34 of the Law establish a share premium account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any share or capital contributed as described in Article 10.

~~151~~152.	There shall be debited to any share premium account:

	(a)	on the redemption or purchase of a share the difference between the nominal value of such share and the redemption or purchase price provided always that at the discretion of the Directors such sum may be paid out of the profits of the Company or, if permitted by Section 37 of the Law, out of capital; and

	(b)	any other amounts paid out of any share premium account as permitted by Section 34 of the Law.

Notices

~~152~~153.	Except as otherwise provided in these Articles, and subject to the rules of any Designated Stock Exchanges, any notice or document may be served by the Company or by the Person entitled to give notice to any Member either personally, or by posting it airmail or air courier service in a prepaid letter addressed to such Member at his address as appearing in the Register, or by electronic mail to any electronic mail address such Member may have specified in writing for the purpose of such service of notices, or by advertisement in appropriate newspapers in accordance with the requirements of any Designated Stock Exchange, or by facsimile or by placing it on the Company’s Website. In the case of joint holders of a Share, all notices shall be given to that one of the joint holders whose name stands first in the Register in respect of the joint holding, and notice so given shall be sufficient notice to all the joint holders.

~~153~~154.	Notices posted to addresses outside the Cayman Islands shall be forwarded by prepaid airmail.

~~154~~155.	Any notice or other document, if served by:

	(a)	post, shall be deemed to have been served five days after the time when the letter containing the same is posted;

	(b)	facsimile, shall be deemed to have been served upon production by the transmitting facsimile machine of a report confirming transmission of the facsimile in full to the facsimile number of the recipient;

	(c)	recognized courier service, shall be deemed to have been served 48 hours after the time when the letter containing the same is delivered to the courier service;

	(d)	electronic mail, shall be deemed to have been served immediately upon the time of the transmission by electronic mail; or

	(e)	placing it on the Company’s Website, shall be deemed to have been served one (1) hour after the notice or document is placed on the Company’s Website.

In proving service by post or courier service it shall be sufficient to prove that the letter containing the notice or documents was properly addressed and duly posted or delivered to the courier service.

~~155~~156.	A Member present, either in person or by proxy, at any meeting of the Company or of the holders of any class of shares in the Company shall be deemed to have received notice of the meeting, and, where requisite, of the purpose for which it was called.

~~156~~157.	Any notice or document delivered or sent by post to or left at the registered address of any Member in accordance with the terms of these Articles shall notwithstanding that such Member be then dead or bankrupt, and whether or not the Company has notice of his death or bankruptcy, be deemed to have been duly served in respect of any Share registered in the name of such Member as sole or joint holder, unless his name shall at the time of the service of the notice or document, have been removed from the Register as the holder of the Share, and such service shall for all purposes be deemed a sufficient service of such notice or document on all Persons interested (whether jointly with or as claiming through or under him) in the Share.

~~157~~158.	Notice of every general meeting of the Company shall be given to:

(a)	all Members holding Shares with the right to receive notice and who have supplied to the Company an address, facsimile number or email address for the giving of notices to them; and

(b)	every Person entitled to a Share in consequence of the death or bankruptcy of a Member, who but for his death or bankruptcy would be entitled to receive notice of the meeting.

No other Person shall be entitled to receive notices of general meetings.

Winding Up

~~158~~159.	If the Company is wound up, the liquidator may, with the sanction of a Special Resolution and any other sanction required by the Law, divide among the Members in specie the whole or any part of the assets of the Company and may, for that purpose, value any assets and determine how the division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like sanction, vest the whole or any part of the assets in trustees upon such trusts for the benefit of the Members as he with the like sanction determines, but no Member shall be compelled to accept any assets upon which there is a liability.

160~~59~~.	If the Company shall be wound up and the assets available for distribution amongst the Members as such shall be insufficient to repay the whole of the paid up capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up, on the shares held by them respectively. And if in a winding up the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed pari passu amongst the Members in proportion to the capital paid up at the commencement of the winding up on the shares held by them respectively. This Article is to be without prejudice to the rights of the holders of shares issued upon special terms and conditions.

Indemnity

~~160~~161.	(a) Every Indemnified Person for the time being and from time to time of the Company and the personal representatives of the same shall be indemnified and secured harmless out of the assets and funds of the Company against all actions, proceedings, costs, charges, expenses, losses, damages, liabilities, judgments, fines, settlements and other amounts (including reasonable attorneys’ fees and expenses and amounts paid in settlement and costs of investigation (collectively “Losses”) incurred or sustained by him otherwise than by reason of his own dishonesty in or about the conduct of the Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any Losses incurred by him in defending or investigating (whether successfully or otherwise) any civil, criminal, investigative and administrative proceedings concerning or in any way related to the Company or its affairs in any court whether in the Islands or elsewhere. Such Losses incurred in defending or investigating any such proceeding shall be paid by the Company as they are incurred upon receipt, in each case, of an undertaking by or on behalf of the Indemnified Person to repay such amounts if it is ultimately determined by a non-appealable order of a court of competent jurisdiction that such Indemnified Person is not entitled to indemnification hereunder with respect thereto. However, the Company will not indemnify its directors, officers, or persons controlling it for liabilities arising under the Securities Act, because it is the SEC’s opinion that such indemnification is against public policy as expressed in such act and is, therefore, unenforceable.

(b)	No such Indemnified Person of the Company and the personal representatives of the same shall be liable (i) for the acts, receipts, neglects, defaults or omissions of any other Director or officer or agent of the Company or (ii) by reason of his having joined in any receipt for money not received by him personally or in any other act to which he was not a direct party for conformity or (iii) for any loss on account of defect of title to any property of the Company or (iv) on account of the insufficiency of any security in or upon which any money of the Company shall be invested or (v) for any loss incurred through any bank, broker or other agent or any other party with whom any of the Company’s property may be deposited or (vi) for any loss, damage or misfortune whatsoever which may happen in or arise from the execution or discharge of the duties, powers, authorities or discretions of his office or in relation thereto or (vii) for any loss occasioned by any negligence, default, breach of duty, breach of trust, error of judgement or oversight on such Person’s part, unless he has acted dishonestly, with willful default or through fraud.

(c)	The Company hereby acknowledges that certain Indemnified Persons may have certain rights to indemnification, advancement of expenses and/or insurance from or against (other than directors’ and officers’ or similar insurance obtained or maintained by or on behalf of the Company or any of its subsidiaries, including any such insurance obtained or maintained pursuant to Article 161 hereof) the Other Indemnitors. The Company hereby agrees (i) that it is the indemnitor of first resort (i.e., its obligations to an Indemnified Person are primary and any obligation of the Other Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by such Indemnified Person are secondary), (ii) that it shall be required to advance the full amount of expenses incurred by an Indemnified Person and shall be liable for the full amount of all Losses to the extent legally permitted and as required by the terms of these Articles (or any other agreement between the Company and an Indemnified Person), without regard to any rights an Indemnified Person may have against the Other Indemnitors, and (iii) that it irrevocably waives, relinquishes and releases the Other Indemnitors from any and all claims against the Other Indemnitors for contribution, subrogation or any other recovery of any kind in respect thereof. The Company further agrees that no advancement or payment by the Other Indemnitors on behalf of an Indemnified Person with respect to any claim for which such Indemnified Person has sought indemnification from the Company shall affect the foregoing and respected Article 164 below, the Other Indemnitors shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of such Indemnified Person against the Company. For the avoidance of doubt, no Person or entity providing Directors’ or officers’ or similar insurance obtained or maintained by or on behalf of the Company or any of its subsidiaries, including any Person providing such insurance obtained or maintained pursuant to Article 161 hereof shall be an Other Indemnitor.

~~161~~162.	The Directors may exercise all the power of the Company to purchase and maintain insurance for the benefit of a Person who is or was (whether or not the Company would have the power to indemnify such Person against such liability under the provisions of Article 160 or under applicable law):

(a)	a Director, alternate Director, Secretary or auditor of the Company or of a company which is or was a subsidiary undertaking of the Company or in which the Company has or had an interest (whether direct or indirect); or

(b)	the trustee of a retirement benefits scheme or other trust in which a person referred to in the preceding paragraph is or has been interested, indemnifying him against any liability which may lawfully be insured against by the Company.

Financial Year

~~162~~163.	Unless the Directors otherwise prescribe, the financial year of the Company shall end on 30th September in each year and, following the year of incorporation, shall begin on 1stOctober each year.

Amendment of Memorandum and Articles

~~163~~164.	(a)	Subject to the Law, the Company may by Special Resolution change its name or change the provisions of the Memorandum with respect to its objects, powers or any other matter specified therein.

	(b)	Subject to the Law and as provided in these Articles, the Company may at any time and from time to time by Special Resolution, alter or amend these Articles in whole or in part.

Claims Against the Company

~~164~~165.	Notwithstanding Article 160(c), unless otherwise determined by a majority of the Board, in the event that (i) any Member (the “Claiming Party”) initiates or asserts any claim or counterclaim (“Claim”) or joins, offers substantial assistance to or has a direct financial interest in any Claim against the Company and (ii) the Claiming Party (or the third party that received substantial assistance from the Claiming Party or in whose Claim the Claiming Party had a direct financial interest) does not obtain a judgment on the merits in which the Claiming Party prevails, then each Claiming Party shall, to the fullest extent permissible by law, be obligated jointly and severally to reimburse the Company for all fees, costs and expenses (including, but not limited to, all reasonable attorneys’ fees and other litigation expenses) that the Company may incur in connection with such Claim.

Transfer by way of Continuation

~~165~~166.	The Company may by Special Resolution resolve to be registered by way of continuation in a jurisdiction outside the Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing. In furtherance of a resolution adopted pursuant to this Article, the Directors may cause an application to be made to the Registrar of Companies to deregister the Company in the Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing and may cause all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

Information

~~166~~167.	No Member shall be entitled to require discovery of or any information respecting any detail of the Company’s trading or any matter which is or may be in the nature of a trade secret or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Directors it will be inexpedient in the interests of the Members of the Company to communicate to the public.

Annex B

FARMMI, INC.

2021 SHARE INCENTIVE PLAN

1. Purpose and Effective Date.

(a) The purpose of the Farmmi, Inc. 2021 Share Incentive Plan (the “Plan”) is to further the long term stability and financial success of Farmmi, Inc. (the “Company”) by attracting and retaining personnel, including employees, non-employee directors, and consultants, through the use of share ownership incentives. It is believed that ownership of shares in the Company will stimulate the efforts of those employees upon whose judgment, interest and efforts the Company is and will be largely dependent for the successful conduct of its business.

(b) The Plan was recommended for approval by the Board of Directors on June 6, 2021. The Plan was approved by the shareholders of the Company on July 15, 2021 (the “Effective Date”).

2. Definitions.

(a) Act. The Securities Exchange Act of 1934, as amended.

(b) Affiliate. The meaning assigned to the term “affiliate” under Rule 12b-2 of the Act.

(c) Applicable Withholding Taxes. The aggregate amount of federal, state and local income and payroll taxes that the Company is required to withhold (based on the minimum applicable statutory withholding rates) in connection with any exercise of an Option or the award, lapse of restrictions or payment with respect to Restricted Shares (as defined below).

(d) Award. The award of Options or Restricted Shares under the Plan.

(e) Beneficiary. The person or persons entitled to receive a benefit pursuant to an Award upon the death of a Participant.

(f) Board. The Board of Directors of the Company.

(g) Cause. Dishonesty, fraud, misconduct, gross incompetence, gross negligence, breach of a material fiduciary duty, material breach of an agreement with the Company, unauthorized use or disclosure of confidential information or trade secrets, or conviction or confession of a crime punishable by law (except minor violations), in each case as determined by the Committee, which determination shall be binding. Notwithstanding the foregoing, if “Cause” is defined in an employment agreement between a Participant and the Company, “Cause” shall have the meaning assigned to it in such agreement.

(h) Change of Control.

(i) The acquisition by any unrelated person of beneficial ownership (as that term is used for purposes of the Act) of 50% or more of the then outstanding common shares of the Company or the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors. The term “unrelated person” means any person other than (x) the Company and its subsidiaries, (y) an employee benefit plan or related trust sponsored by the Company or its subsidiaries, and (z) a person who acquires shares of the Company pursuant to an agreement with the Company that is approved by the Board in advance of the acquisition. For purposes of this subsection, a “person” means an individual, entity or group, as that term is used for purposes of the Act;

(ii) Any tender or exchange offer, merger or other business combination, sale of assets or any combination of the foregoing transactions, and the Company is not the surviving corporation; and

(iii) A liquidation of the Company.

(i) Code. The Internal Revenue Code of 1986, as amended.

(j) Committee. The Compensation Committee of the Board.

(k) Company. Farmmi, Inc.

(l) Company Shares. The common shares of the Company. In the event of a change in the capital structure of the Company (as provided in Section 12 below), the shares resulting from such a change shall be deemed to be Company Shares within the meaning of the Plan.

(m) Consultant. A person rendering services to the Company who is not an “employee” for purposes of employment tax withholding under the Code.

(n) Corporate Change. A consolidation, merger, dissolution or liquidation of the Company, or a sale or distribution of assets or shares (other than in the ordinary course of business) of the Company; provided that, unless the Committee determines otherwise, a Corporate Change shall only be considered to have occurred with respect to Participants whose business unit is affected by the Corporate Change.

(o) Date of Grant. The date as of which an Award is made by the Committee.

(p) Disability or Disabled. As to an Incentive Share Option, a Disability within the meaning of Code Section 22(e)(3). As to all other Incentive Awards, the Committee shall determine whether a Disability exists and such determination shall be conclusive.

(q) Fair Market Value.

(i) If Company Shares are traded on a national securities exchange, the average of the highest and lowest registered sales prices of Company Shares on such exchange;

(ii) If Company Shares are traded in the over-the-counter market, the average between the closing bid and asked prices as reported by the NASDAQ Stock Market; or

(iii) If Company Shares are not publicly traded, the Fair Market Value shall be determined by the Committee using any reasonable method in good faith.

Fair Market Value shall be determined as of the applicable date specified in the Plan or, if there are no trades on such date, the value shall be determined as of the last preceding day on which Company Shares are traded.

(r) Incentive Share Option. An Option intended to meet the requirements of, and qualify for favorable Federal income tax treatment under, Code Section 422.

(s) Nonstatutory Share Option. An Option that does not meet the requirements of Code Section 422, or that is otherwise not intended to be an Incentive Share Option and is so designated.

(t) Option. A right to purchase Company Shares granted under the Plan, at a price determined in accordance with the Plan.

(u) Participant. Any individual who receives an Award under the Plan.

(v) Restricted Shares. Company Shares awarded upon the terms and subject to the restrictions set forth in Section 7 below.

(w) Rule 16b-3. Rule 16b-3 of the Act, including any corresponding subsequent rule or any amendments to Rule 16b-3 enacted after the effective date of the Plan.

(x) 10% Shareholder. A person who owns, directly or indirectly, shares possessing more than 10% of the total combined voting power of all classes of shares of the Company or an Affiliate. Indirect ownership of shares shall be determined in accordance with Code Section 424(d).

3. General. Awards of Options and Restricted Shares may be granted under the Plan. Options granted under the Plan may be Incentive Share Options or Nonstatutory Share Options.

4. Shares. Subject to Section 12 of the Plan, there shall be reserved for issuance under the Plan a total of 40,000,000 Company Shares. Shares allocable to Options granted under the Plan that expire or otherwise terminate unexercised and shares that are forfeited pursuant to restrictions on Restricted Shares awarded under the Plan may again be subjected to an Award under this Plan. For purposes of determining the number of shares that are available for Awards under the Plan, such number shall, if permissible under Rule 16b-3, include the number of shares surrendered by a Participant or retained by the Company (a) in connection with the exercise of an Option or (b) in payment of Applicable Withholding Taxes.

5. Eligibility.

(a) Any employee of, non-employee director of, or Consultant to the Company or its affiliates, who, in the judgment of the Committee, has contributed or can be expected to contribute to the profits or growth of the Company is eligible to become a Participant. The Committee shall have the power and complete discretion, as provided in Section 14, to select eligible Participants and to determine for each Participant the terms, conditions and nature of the Award and the number of shares to be allocated as part of the Award; provided, however, that any award made to a member of the Committee must be approved by the Board. The Committee is expressly authorized to make an Award to a Participant conditioned on the surrender for cancellation of an existing Award.

(b) The grant of an Award shall not obligate the Company to pay an employee any particular amount of remuneration, to continue the employment of the employee after the grant or to make further grants to the employee at any time thereafter.

(c) Non-employee directors and Consultants shall not be eligible to receive the Award of an Incentive Share Option.

6. Share Options.

(a) Whenever the Committee deems it appropriate to grant Options, notice shall be given to the Participant stating the number of shares for which Options are granted, the Option price per share, whether the options are Incentive Share Options or Nonstatutory Share Options, and the conditions to which the grant and exercise of the Options are subject. This notice, when duly accepted in writing by the Participant, shall become a share option agreement between the Company and the Participant.

(b) The Committee shall establish the exercise price of Options. The exercise price of an Incentive Share Option shall be not less than 100% of the Fair Market Value of such shares on the Date of Grant, provided that if the Participant is a 10% Shareholder, the exercise price of an Incentive Share Option shall be not less than 110% of the Fair Market Value of such shares on the Date of Grant. The exercise price of a Nonstatutory Share Option Award shall not be less than 100% of the Fair Market Value of the Company Shares covered by the Option on the Date of Grant.

(c) Options may be exercised in whole or in part at such times as may be specified by the Committee in the Participant’s share option agreement. The Committee may impose such vesting conditions and other requirements as the Committee deems appropriate, and the Committee may include such provisions regarding a Change of Control or Corporate Change as the Committee deems appropriate.

(d) The Committee shall establish the term of each Option in the Participant’s share option agreement. The term of an Incentive Share Option shall not be longer than ten years from the Date of Grant, except that an Incentive Share Option granted to a 10% Shareholder may not have a term in excess of five years. No option may be exercised after the expiration of its term or, except as set forth in the Participant’s share Share option agreement, after the termination of the Participant’s employment. The Committee shall set forth in the Participant’s share option agreement when, and under what circumstances, an Option may be exercised after termination of the Participant’s employment or period of service; provided that no Incentive Share Option may be exercised after (i) three months from the Participant’s termination of employment with the Company for reasons other than Disability or death, or (ii) one year from the Participant’s termination of employment on account of Disability or death. The Committee may, in its sole discretion, amend a previously granted Incentive Share Option to provide for more liberal exercise provisions, provided however that if the Incentive Share Option as amended no longer meets the requirements of Code Section 422, and, as a result the Option no longer qualifies for favorable federal income tax treatment under Code Section 422, the amendment shall not become effective without the written consent of the Participant.

(e) An Incentive Share Option, by its terms, shall be exercisable in any calendar year only to the extent that the aggregate Fair Market Value (determined at the Date of Grant) of Company Shares with respect to which Incentive Share Options are exercisable by the Participant for the first time during the calendar year does not exceed $100,000 (the “Limitation Amount”). Incentive Share Options granted under the Plan and all other plans of the Company and any parent or Subsidiary of the Company shall be aggregated for purposes of determining whether the Limitation Amount has been exceeded. The Board may impose such conditions as it deems appropriate on an Incentive Share Option to ensure that the foregoing requirement is met. If Incentive Share Options that first become exercisable in a calendar year exceed the Limitation Amount, the excess Options will be treated as Nonstatutory Share Options to the extent permitted by law.

(f) If a Participant dies and if the Participant’s share option agreement provides that part or all of the Option may be exercised after the Participant’s death, then such portion may be exercised by the personal representative of the Participant’s estate during the time period specified in the share option agreement.

(g) If a Participant’s employment or services is terminated by the Company for Cause, the Participant’s Options shall terminate as of the date of the misconduct.

7. Restricted Share Awards.

(a) Whenever the Committee deems it appropriate to grant a Restricted Share Award, notice shall be given to the Participant stating the number of Restricted Shares for which the Award is granted and the terms and conditions to which the Award is subject. This notice, when accepted in writing by the Participant, shall become an Award agreement between the Company and the Participant. Certificates representing the shares shall be issued in the name of the Participant, subject to the restrictions imposed by the Plan and the Committee. A Restricted Share Award may be made by the Committee in its discretion without cash consideration.

(b) The Committee may place such restrictions on the transferability and vesting of Restricted Shares as the Committee deems appropriate, including restrictions relating to continued employment and financial performance goals. Without limiting the foregoing, the Committee may provide performance or Change of Control or Corporate Change acceleration parameters under which all, or a portion, of the Restricted Shares will vest on the Company’s achievement of established performance objectives. Restricted Shares may not be sold, assigned, transferred, disposed of, pledged, hypothecated or otherwise encumbered until the restrictions on such shares shall have lapsed or shall have been removed pursuant to subsection (c) below.

(c) The Committee may provide in a Restricted Share Award, or subsequently, that the restrictions will lapse if a Change of Control or Corporate Change occurs. The Committee may at any time, in its sole discretion, accelerate the time at which any or all restrictions will lapse or may remove restrictions on Restricted Shares as it deems appropriate.

(d) A Participant shall hold Restricted Shares subject to the restrictions set forth in the Award agreement and in the Plan. In other respects, the Participant shall have all the rights of a shareholder with respect to the Restricted Shares, including, but not limited to, the right to vote such shares and the right to receive all cash dividends and other distributions paid thereon. Certificates representing Restricted Shares shall bear a legend referring to the restrictions set forth in the Plan and the Participant’s Award agreement. If share dividends are declared on Restricted Shares, such share dividends or other distributions shall be subject to the same restrictions as the underlying Restricted Shares.

8. Method of Exercise of Options.

(a) Options may be exercised by giving written notice of the exercise to the Company, stating the number of shares the Participant has elected to purchase under the Option. Such notice shall be effective only if accompanied by the exercise price in full in cash; provided that, if the terms of an Option so permit, the Participant may (i) deliver Company Shares that the Participant has owned for at least six months (valued at Fair Market Value on the date of exercise), or (ii) exercise any applicable net exercise provision contained therein. Unless otherwise specifically provided in the Option, any payment of the exercise price paid by delivery of Company Shares acquired directly or indirectly from the Company shall be paid only with Company Shares that have been held by the Participant for more than six months (or such longer or shorter period of time required to avoid a charge to earnings for financial accounting purposes).

(b) Notwithstanding anything herein to the contrary, Awards shall always be granted and exercised in such a manner as to conform to the provisions of Rule 16b-3.

9. Applicable Withholding Taxes. Each Participant shall agree, as a condition of receiving an Award, to pay to the Company, or make arrangements satisfactory to the Company regarding the payment of, all Applicable Withholding Taxes with respect to the Award. Until the Applicable Withholding Taxes have been paid or arrangements satisfactory to the Company have been made, no share certificates (or, in the case of Restricted Shares, no share(s) certificates free of a restrictive legend) shall be issued to the Participant. As an alternative to making a cash payment to the Company to satisfy Applicable Withholding Tax obligations, the Committee may establish procedures permitting the Participant to elect to (a) deliver already owned Company Shares (subject to such restrictions as the Committee may establish, including a requirement that any Company Shares so delivered shall have been held by the Participant for not less than six months) or (b) have the Company retain that number of Company Shares that would satisfy all or a specified portion of the Applicable Withholding Taxes. Any such election shall be made only in accordance with procedures established by the Committee and in accordance with Rule 16b-3.

10. Nontransferability of Awards.

(a) In general, Awards, by their terms, shall not be transferable by the Participant except by will or by the laws of descent and distribution or except as described below. Options shall be exercisable, during the Participant’s lifetime, only by the Participant or by his guardian or legal representative.

(b) Notwithstanding the provisions of (a) and subject to federal and state securities laws, the Committee may grant Nonstatutory Share Options that permit a Participant to transfer the Options to one or more immediate family members, to a trust for the benefit of immediate family members, or to a partnership, limited liability company, or other entity the only partners, members, or interest-holders of which are among the Participant’s immediate family members. Consideration may not be paid for the transfer of Options. The transferee of an Option shall be subject to all conditions applicable to the Option prior to its transfer. The agreement granting the Option shall set forth the transfer conditions and restrictions. The Committee may impose on any transferable Option and on shares issued upon the exercise of an Option such limitations and conditions as the Committee deems appropriate.

11. Termination, Modification, Change. If not sooner terminated by the Board, this Plan shall terminate at the close of business on the tenth anniversary of the Effective Date. No Awards shall be made under the Plan after its termination. The Board may terminate the Plan or may amend the Plan in such respects as it shall deem advisable; provided that, if and to the extent required by Rule 16b-3, no change shall be made that increases the total number of Company Shares reserved for issuance pursuant to Awards granted under the Plan (except pursuant to Section 12), expands the class of persons eligible to receive Awards, or materially increases the benefits accruing to Participants under the Plan, unless such change is authorized by the shareholders of the Company. Notwithstanding the foregoing, the Board may unilaterally amend the Plan and Awards as it deems appropriate to ensure compliance with Rule 16b-3 and to cause Incentive Share Options to meet the requirements of the Code and regulations thereunder. Except as provided in the preceding sentence, a termination or amendment of the Plan shall not, without the consent of the Participant, adversely affect a Participant’s rights under an Award previously granted to him.

12. Change in Capital Structure.

(a) In the event of a share dividend, share split or combination of shares, spin-off, reclassification, recapitalization, merger or other change in the Company’s share capital (including, but not limited to, the creation or issuance to shareholders generally of rights, options or warrants for the purchase of common shares or preferred shares of the Company), the number and kind of shares or securities of the Company to be issued under the Plan (under outstanding Awards and Awards to be granted in the future), the exercise price of options, and other relevant provisions shall be appropriately adjusted by the Committee, whose determination shall be binding on all persons. If the adjustment would produce fractional shares with respect to any Award, the Committee may adjust appropriately the number of shares covered by the Award so as to eliminate the fractional shares.

(b) In the event the Company distributes to its shareholders a dividend, or sells or causes to be sold to a person other than the Company or a Subsidiary, shares in any corporation (a “Spinoff Company”) which, immediately before the distribution or sale, was a majority owned Subsidiary of the Company, the Committee shall have the power, in its sole discretion, to make such adjustments as the Committee deems appropriate. The Committee may make adjustments in the number and kind of shares or other securities to be issued under the Plan (under outstanding Awards and Awards to be granted in the future), the exercise price of Options, and other relevant provisions, and, without limiting the foregoing, may substitute securities of a Spinoff Company for securities of the Company. The Committee shall make such adjustments as it determines to be appropriate, considering the economic effect of the distribution or sale on the interests of the Company’s shareholders and the Participants in the businesses operated by the Spinoff Company, and subject to the proviso that any such adjustments or new options shall not be made or granted, respectively, that would result in subjecting the Plan to variable plan accounting treatment. The Committee’s determination shall be binding on all persons. If the adjustment would produce fractional shares with respect to any Award, the Committee may adjust appropriately the number of shares covered by the Award so as to eliminate the fractional shares.

(c) To the extent required to avoid a charge to earnings for financial accounting purposes, adjustments made by the Committee pursuant to this Section 12 to outstanding Awards shall be made so that both (i) the aggregate intrinsic value of an Award immediately after the adjustment is not greater than or less than the Award’s aggregate intrinsic value before the adjustment and (ii) the ratio of the exercise price per share to the market value per share is not reduced.

(d) Notwithstanding anything in the Plan to the contrary, the Committee may take the foregoing actions without the consent of any Participant, and the Committee’s determination shall be conclusive and binding on all persons for all purposes. The Committee shall make its determinations consistent with Rule 16b-3 and the applicable provisions of the Code.

13. Change of Control. In the event of a Change of Control or Corporate Change, the Committee may take such actions with respect to Awards as the Committee deems appropriate. These actions may include, but shall not be limited to, the following:

(a) At the time the Award is made, provide for the acceleration of the vesting schedule relating to the exercise or realization of the Award so that the Award may be exercised or realized in full on or before a date initially fixed by the Committee;

(b) Provide for the purchase or settlement of any such Award by the Company for any amount of cash equal to the amount which could have been obtained upon the exercise of such Award or realization of a Participant’s rights had such Award been currently exercisable or payable;

(c) Make adjustments to Awards then outstanding as the Committee deems appropriate to reflect such Change of Control or Corporate Change; provided, however, that to the extent required to avoid a charge to earnings for financial accounting purposes, such adjustments shall be made so that both (i) the aggregate intrinsic value of an Award immediately after the adjustment is not greater than or less than the Award’s aggregate intrinsic value before the Award and (ii) the ratio of the exercise price per share to the market value per share is not reduced; or

(d) Cause any such Award then outstanding to be assumed, or new rights substituted therefore, by the acquiring or surviving legal entity in such Change of Control or Corporate Change.

14. Administration of the Plan.

(a) The Plan shall be administered by the Committee, who shall be appointed by the Board. The Board may designate the Compensation Committee of the Board, or a subcommittee of the Compensation Committee, to be the Committee for purposes of the Plan. If and to the extent required by Rule 16b-3, all members of the Committee shall be “Non-Employee Directors” as that term is defined in Rule 16b-3, and the Committee shall be comprised solely of two or more “outside directors” as that term is defined for purposes of Code section 162(m). If any member of the Committee fails to qualify as an “outside director” or (to the extent required by Rule 16b-3) a “Non-Employee Director,” such person shall immediately cease to be a member of the Committee and shall not take part in future Committee deliberations. The Board of Directors may from time to time may appoint members of the Committee and fill vacancies, however caused, in the Committee.

(b) The Committee shall have the authority to impose such limitations or conditions upon an Award as the Committee deems appropriate to achieve the objectives of the Award and the Plan. Without limiting the foregoing and in addition to the powers set forth elsewhere in the Plan, the Committee shall have the power and complete discretion to determine (i) which eligible persons shall receive an Award and the nature of the Award, (ii) the number of Company Shares to be covered by each Award, (iii) whether Options shall be Incentive Share Options or Nonstatutory Share Options, (iv) the Fair Market Value of Company Shares, (v) the time or times when an Award shall be granted, (vi) whether an Award shall become vested over a period of time, according to a performance-based vesting schedule or otherwise, and when it shall be fully vested, (vii) the terms and conditions under which restrictions imposed upon an Award shall lapse, (viii) whether a Change of Control or Corporate Change exists, (ix) the terms of incentive programs, performance criteria and other factors relevant to the issuance of Incentive Shares or the lapse of restrictions on Restricted Shares or Options, (x) when Options may be exercised, (xi) whether to approve a Participant’s election with respect to Applicable Withholding Taxes, (xii) conditions relating to the length of time before disposition of Company Shares received in connection with an Award is permitted, (xiii) notice provisions relating to the sale of Company Shares acquired under the Plan, and (xiv) any additional requirements relating to Awards that the Committee deems appropriate. Notwithstanding the foregoing, no “tandem share options” (where two share options are issued together and the exercise of one option affects the right to exercise the other option) may be issued in connection with Incentive Share Options.

(c) The Committee shall have the power to amend the terms of previously granted Awards so long as the terms as amended are consistent with the terms of the Plan and, where applicable, consistent with the qualification of an option as an Incentive Share Option. The consent of the Participant must be obtained with respect to any amendment that would adversely affect the Participant’s rights under the Award, except that such consent shall not be required if such amendment is for the purpose of complying with Rule 16b-3 or any requirement of the Code applicable to the Award.

(d) The Committee may adopt rules and regulations for carrying out the Plan. The Committee shall have the express discretionary authority to construe and interpret the Plan and the Award agreements, to resolve any ambiguities, to define any terms, and to make any other determinations required by the Plan or an Award agreement. The interpretation and construction of any provisions of the Plan or an Award agreement by the Committee shall be final and conclusive. The Committee may consult with counsel, who may be counsel to the Company, and shall not incur any liability for any action taken in good faith in reliance upon the advice of counsel.

(e) A majority of the members of the Committee shall constitute a quorum, and all actions of the Committee shall be taken by a majority of the members present. Any action may be taken by a written instrument signed by all of the members, and any action so taken shall be fully effective as if it had been taken at a meeting.

15. Issuance of Company Shares. The Company shall not be required to issue or deliver any certificate for Company Shares before (i) the admission of such shares to listing on any stock exchange on which Company Shares may then be listed, (ii) receipt of any required registration or other qualification of such shares under any state or federal securities law or regulation that the Company’s counsel shall determine is necessary or advisable, and (iii) the Company shall have been advised by counsel that all applicable legal requirements have been complied with. The Company may place on a certificate representing Company Shares any legend required to reflect restrictions pursuant to the Plan, and any legend deemed necessary by the Company’s counsel to comply with federal or state securities laws. The Company may require a customary written indication of a Participant’s investment intent. Until a Participant has been issued a certificate for the Company Shares acquired, the Participant shall possess no shareholder rights with respect to the shares.

16. Rights Under the Plan. Title to and beneficial ownership of all benefits described in the Plan shall at all times remain with the Company. Participation in the Plan and the right to receive payments under the Plan shall not give a Participant any proprietary interest in the Company or any Affiliate or any of their assets. No trust fund shall be created in connection with the Plan, and there shall be no required funding of amounts that may become payable under the Plan. A Participant shall, for all purposes, be a general creditor of the Company. The interest of a Participant in the Plan cannot be assigned, anticipated, sold, encumbered or pledged and shall not be subject to the claims of his creditors.

17. Beneficiary. A Participant may designate, on a form provided by the Committee, one or more beneficiaries to receive any payments under Awards of Restricted Shares or Incentive Shares after the Participant’s death. If a Participant makes no valid designation, or if the designated beneficiary fails to survive the Participant or otherwise fails to receive the benefits, the Participant’s beneficiary shall be the first of the following persons who survives the Participant: (a) the Participant’s surviving spouse, (b) the Participant’s surviving descendants, per stirpes, or (c) the personal representative of the Participant’s estate.

18. Notice. All notices and other communications required or permitted to be given under this Plan shall be in writing and shall be deemed to have been duly given if delivered personally or mailed first class, postage prepaid, as follows: (a) if to the Company—at its principal business address to the attention of the Secretary; (b) if to any Participant—at the last address of the Participant known to the sender at the time the notice or other communication is sent.

19. Interpretation. The terms of this Plan and Awards granted pursuant to the Plan are subject to all present and future regulations and rulings of the Secretary of the Treasury relating to the qualification of Incentive Share Options under the Code or compliance with Code section 162(m), to the extent applicable, and they are subject to all present and future rulings of the Securities and Exchange Commission with respect to Rule 16b-3. If any provision of the Plan or an Award conflicts with any such regulation or ruling, to the extent applicable, the Committee shall cause the Plan to be amended, and shall modify the Award, so as to comply, or if for any reason amendments cannot be made, that provision of the Plan and/or the Award shall be void and of no effect.